Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2021, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

1

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

2

Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2021 to the corresponding six months of 2020 and balance sheet analysis as at 30 June 2021 with comparatives relating to 31 December 2020 and 30 June 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, attached hereto.
The information in this announcement, which was approved by the Board of Directors on 27 July 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 96 to 100 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 97 to 99;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 97 to 99;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 97 to 99;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 100;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 97 to 99;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other

3

Notes
equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 96; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 99.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4

Performance Highlights
Group return on equity (RoE) of 14.0% for H121. Group return on tangible equity (RoTE) of 16.4% for H121. Announced increased capital distributions, with half year dividend of 2.0p per share and intend to initiate a further share buyback of up to £500m
Barclays delivered a strong Group profit before tax in H121 of £5.0bn (H120: £1.3bn) and attributable profit of £3.8bn (H120: £0.7bn). This delivered a RoE of 14.0% (H120: 2.5%) and a RoTE of 16.4% (H120: 2.9%) and earnings per share (EPS) of 22.2p (H120: 4.0p)

Income	Group income of £11.3bn down 3% versus prior year reflecting currency headwinds
•Barclays International income of £8.2bn, down 5% versus prior year
Resilient income as the Group continues to benefit from diversified income streams
–Corporate and Investment Bank (CIB) income of £6.6bn, down 5% with strong Equities and Investment Banking fees performance, up 38% and 27% respectively, whilst FICC was down 37% versus a strong H120
–Consumer, Cards and Payments (CC&P) income of £1.6bn, down 4% primarily reflecting lower interest earning US cards balances

•Barclays UK income of £3.2bn increased 1% reflecting strong mortgages performance with record net balance growth of £6.9bn, partially offset by lower interest earning UK cards balances and the effect of lower interest rates
•Excluding the impact of the 10% depreciation of average USD against GBP, Group income was up versus prior year

Credit impairment	Group credit impairment net release of £0.7bn (H120: £3.7bn charge)
Improved macroeconomic outlook and benign credit environment
•The net release included a reversal of £1.1bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.4bn, reflecting reduced unsecured lending balances and the benign credit environment

Costs	Group total operating expenses of £7.2bn up 10% versus prior year, resulting in a cost: income ratio of 64% (H120: 57%)
Investing for income growth whilst taking structural cost actions
•Total operating expenses included structural cost actions of £321m (H120: £78m), primarily related to the real estate review in Q221, higher performance costs reflective of improved returns, and continued investment and business growth, partially offset by the benefit from the depreciation of average USD against GBP and efficiency savings

Capital / capital distributions	Common equity tier 1 (CET1) ratio of 15.1%, in line with December 2020
Announced increased capital distributions
•Half year dividend of 2.0p (H120: 0p) per share to be paid on 17 September 2021
•Completed £700m share buyback in April
•Intend to initiate a further share buyback of up to £500m, which would have an effect of 17bps on the CET1 ratio

5

Performance Highlights
Q221 performance

Robust performance, with profitability benefiting from a credit impairment net release and the upwards re-measurement of UK DTAs	Q221 Group profit before tax of £2.6bn (Q220: £0.4bn), RoE of 15.5% (Q220: 0.6%), RoTE of 18.1% (Q220: 0.7%) and EPS of 12.3p (Q220: 0.5p)
•Q221 Group income of £5.4bn, up 1% versus prior year despite currency headwinds. Barclays International income of £3.8bn was down 5% versus prior year, reflecting CIB income of £3.0bn, down 10% versus prior year and CC&P income of £0.8bn, up 21% versus prior year driven by a valuation loss in 2020. Barclays UK income of £1.6bn was up 11% versus prior year

•Q221 Group credit impairment net release of £0.8bn (Q220: £1.6bn charge), reflecting a reversal of £1.0bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.2bn, which is broadly aligned with prior quarter
•Q221 Group total operating expenses of £3.7bn, up £0.3bn versus prior year, reflecting structural cost actions
•Q221 attributable profit of £2.1bn (Q220: £0.1bn), which included an income statement tax benefit of £0.4bn on the upwards re-measurement of UK deferred tax assets (DTAs)
•The CET1 ratio as at June 2021 was 15.1%, up 50bps in the quarter, driven by profits and lower Risk Weighted Assets (RWAs)

Group outlook and targets

Outlook Whilst the macroeconomic environment has improved, the outlook remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic	Returns
•Expect to deliver a RoTE above 10% in 2021
Impairment
•The quarterly impairment run rate is expected to remain below historical levels in coming quarters given reduced unsecured lending balances and the improved macroeconomic outlook, acknowledging the continuing uncertainty

Costs
•FY21 costs, excluding structural cost actions and performance costs, are expected to be broadly in line with FY20[1]
•Total full year 2021 costs are expected to be above 2020, due to higher structural cost actions, including a real estate charge in Q221, and higher performance costs, reflecting improved returns

Capital
•FY21 CET1 ratio is expected to remain above the target range of 13-14%, given the economic environment remains uncertain and capital headwinds in 2022, including the c.40bps impact from the reversal of software amortisation benefit from 1 January 2022

Capital returns
•Barclays’ capital returns policy incorporates a progressive ordinary dividend, supplemented by additional cash returns, including share buybacks as and when appropriate
•Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

Targets	Continue to target the following over the medium term:
•Returns: RoTE of greater than 10% •Cost efficiency: Cost: income ratio below 60% •Capital adequacy: CET1 ratio in the range of 13-14%

1Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

6

Performance Highlights

Barclays Group results for the half year ended
	30.06.21	30.06.20
	£m	£m	% Change
Net interest income	3,903	4,223	(8)
Net fee, commission and other income	7,412	7,398	—
Total income	11,315	11,621	(3)
Credit impairment releases/(charges)	742	(3,738)
Net operating income	12,057	7,883	53
Operating expenses	(7,132)	(6,563)	(9)
Litigation and conduct	(99)	(30)
Total operating expenses	(7,231)	(6,593)	(10)
Other net income/expenses	153	(18)
Profit before tax	4,979	1,272
Tax charge	(759)	(113)
Profit after tax	4,220	1,159
Non-controlling interests	(19)	(37)	49
Other equity instrument holders	(389)	(427)	9
Attributable profit	3,812	695

Performance measures
Return on average shareholders' equity	14.0%	2.5%
Return on average tangible shareholders' equity	16.4%	2.9%
Average shareholders' equity (£bn)	54.4	56.8
Average tangible shareholders' equity (£bn)	46.5	48.6
Cost: income ratio	64%	57%
Loan loss rate (bps)	—	207
Basic earnings per share	22.2p	4.0p
Dividend per share	2.0p	—
Basic weighted average number of shares (m)	17,140	17,294
Period end number of shares (m)	16,998	17,345
Share buyback announced (£m)	500	—
Total payout equivalent per share	4.9p	—

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	348.5	342.6	354.9
Loans and advances at amortised cost impairment coverage ratio	1.8%	2.4%	2.5%
Deposits at amortised cost	500.9	481.0	466.9
Net asset value per share	329p	315p	331p
Tangible net asset value per share	281p	269p	284p
Common equity tier 1 ratio	15.1%	15.1%	14.2%
Common equity tier 1 capital	46.2	46.3	45.4
Risk weighted assets	306.4	306.2	319.0
Average UK leverage ratio	4.8%	5.0%	4.7%
UK leverage ratio	5.0%	5.3%	5.2%

Funding and liquidity
Group liquidity pool (£bn)	291	266	298
Liquidity coverage ratio	162%	162%	186%
Loan: deposit ratio	70%	71%	76%
1Refer to pages 54 to 61 for further information on how capital, RWAs and leverage are calculated.

7

Group Performance Review

Group performance
•Barclays delivered a profit before tax of £4,979m (H120: £1,272m), RoE of 14.0% (H120: 2.5%), RoTE of 16.4% (H120: 2.9%), and EPS of 22.2p (H120: 4.0p). Profitability benefitted from a credit impairment net release and the upwards re-measurement of UK DTAs. The 10% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses

•Total income decreased to £11,315m (H120: £11,621m). Barclays UK income increased 1%. Barclays International income decreased 5%, with CIB income down 5% and CC&P income down 4%. Excluding the impact of the 10% depreciation of average USD against GBP, total income was up, reflecting the Group’s diversified income streams
•Credit impairment net release of £742m (H120: £3,738m charge) driven by an improved macroeconomic outlook used in the Q221 scenario refresh, lower unsecured lending balances and a benign credit environment. Barclays has maintained and refined management judgements in respect of customers and clients considered to be potentially more vulnerable as government and other support schemes start to reduce. The reduction in unsecured lending balances and growth in secured balances, with the mix impact contributing to a decrease in the Group’s loan coverage ratio to 1.8% (December 2020: 2.4%), with an unsecured loan coverage ratio at 10.2% (December 2020: 12.3%) and wholesale loan coverage ratio at 1.1% (December 2020: 1.5%)
•Total operating expenses increased 10% to £7,231m, due to structural cost actions of £321m primarily relating to the real estate review, higher performance costs that reflect improvement in returns, and continued investment and business growth, partially offset by efficiency savings. This resulted in a cost: income ratio of 64% (H120: 57%)
•The effective tax rate was 15.2% (H120: 8.9%). This reflects the £392m tax benefit recognised for the re-measurement of the Group’s UK DTAs as a result of the UK corporation tax rate increase from 19% to 25% from 1 April 2023
•Attributable profit was £3,812m (H120: £695m)
•As a result of the share buyback completed in April, the period end number of shares was 16,998m (December 2020: 17,359m)

•Total assets increased to £1,376bn (December 2020: £1,350bn) primarily due to a £26bn increase in cash at central banks, a £19bn increase in trading portfolio assets due to increased activity and a £19bn increase in financial assets at fair value due to an increase in secured lending, partially offset by a £46bn decrease in derivative assets driven by an increase in major interest rate curves
•Net asset value (NAV) increased to 329p (December 2020: 315p). Tangible net asset value (TNAV) per share increased to 281p (December 2020: 269p) primarily reflecting 22.2p of EPS, partially offset by negative reserve movements

Group capital and leverage
•The CET1 ratio remained stable at 15.1% (December 2020: 15.1%)
–CET1 capital reduced by £0.1bn to £46.2bn (December 2020: £46.3bn) as profit before tax of £5.0bn was offset by the removal of temporary regulatory supporting measures introduced in 2020, dividends paid and foreseen and pensions deficit contribution payments. The £1.1bn release of non-defaulted credit impairment was more than offset by a reduction in IFRS 9 transitional relief which also decreased due to impairment migrations from stage 2 to stage 3 and the relief on the pre-2020 impairment charge reducing from 70% to 50% in 2021
–RWAs remained broadly stable at £306.4bn (December 2020: £306.2bn) primarily due to increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower consumer lending
•The average UK leverage ratio decreased to 4.8% (December 2020: 5.0%). The average leverage exposure increased by £45.1bn to £1,192.0bn (December 2020: £1,146.9bn) largely driven by an increase in securities financing transactions (SFTs), trading portfolio assets (TPAs) and potential future exposure (PFE) on derivatives

8

Group Performance Review
Group funding and liquidity
•The liquidity pool was £291bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 162% (December 2020: 162%), equivalent to a surplus of £108bn (December 2020: £99bn). The increase in the pool is driven by continued deposit growth, further borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption
•Wholesale funding outstanding, excluding repurchase agreements, was £158.7bn (December 2020: £145.0bn). The Group issued £5.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Capital distributions
•Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate
•Barclays will pay a half year dividend per share of 2.0p on 17 September 2021, and intends to initiate a share buyback of up to £500m which is expected to commence in Q321. This is in addition to the £700m share buyback completed in April
•The Board will assess the appropriate level and form of capital distributions as the year progresses
•Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year
Tushar Morzaria, Group Finance Director

9

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	2,586	2,637	(2)
Net fee, commission and other income	613	534	15
Total income	3,199	3,171	1
Credit impairment releases/(charges)	443	(1,064)
Net operating income	3,642	2,107	73
Operating expenses	(2,114)	(2,041)	(4)
Litigation and conduct	(22)	(11)
Total operating expenses	(2,136)	(2,052)	(4)
Other net income	—	13
Profit before tax	1,506	68
Attributable profit	1,019	52

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.8	205.4	202.0
Total assets	311.2	289.1	287.6
Customer deposits at amortised cost	255.5	240.5	225.7
Loan: deposit ratio	87%	89%	92%
Risk weighted assets	72.2	73.7	77.9

	Half year ended	Half year ended
Key facts	30.06.21	30.06.20
Average loan to value of mortgage portfolio[1]	51%	52%
Average loan to value of new mortgage lending[1]	69%	68%
Number of branches	755	904
Mobile banking active customers	9.4m	8.7m
30 day arrears rate - Barclaycard Consumer UK	1.4%	2.0%

Performance measures
Return on average allocated equity	15.1%	0.8%
Return on average allocated tangible equity	20.6%	1.0%
Average allocated equity (£bn)	13.5	13.8
Average allocated tangible equity (£bn)	9.9	10.2
Cost: income ratio	67%	65%
Loan loss rate (bps)	—	101
Net interest margin	2.54%	2.69%
1Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

10

Results by Business

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.21	30.06.20
Analysis of total income	£m	£m	% Change
Personal Banking	1,910	1,794	6
Barclaycard Consumer UK	605	803	(25)
Business Banking	684	574	19
Total income	3,199	3,171	1

Analysis of credit impairment releases/(charges)
Personal Banking	50	(264)
Barclaycard Consumer UK	398	(697)
Business Banking	(5)	(103)
Total credit impairment releases/(charges)	443	(1,064)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	162.4	157.3	154.9
Barclaycard Consumer UK	8.8	9.9	11.5
Business Banking	36.6	38.2	35.6
Total loans and advances to customers at amortised cost	207.8	205.4	202.0

Analysis of customer deposits at amortised cost
Personal Banking	191.0	179.7	169.6
Barclaycard Consumer UK	0.1	0.1	0.1
Business Banking	64.4	60.7	56.0
Total customer deposits at amortised cost	255.5	240.5	225.7

11

Results by Business
Barclays UK delivered a RoE of 15.1% and a RoTE of 20.6% including the benefit from a net impairment release following an improved UK macroeconomic outlook. Income increased 1% reflecting strong growth in mortgage balances of £6.9bn at improved margins, despite a £1.5bn reduction in unsecured lending balances. Barclays UK grew deposits by £15.0bn, further strengthening the liquidity position reflected in the loan: deposit ratio of 87%, 2% lower than FY20.

Income statement – H121 compared to H120
•Profit before tax increased to £1,506m (H120: £68m). RoE was 15.1% (H120: 0.8%). RoTE was 20.6% (H120: 1.0%) reflecting materially lower credit impairment charges

•Total income increased 1% to £3,199m. Net interest income reduced 2% to £2,586m with a net interest margin (NIM) of 2.54% (H120: 2.69%). Net fee, commission and other income increased 15% to £613m

–Personal Banking income increased 6% to £1,910m, reflecting strong growth in mortgages alongside improved margins, balance growth in deposits and the non-recurrence of COVID-19 customer support actions, partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances
–Barclaycard Consumer UK income decreased 25% to £605m as reduced borrowing and continued payments by customers resulted in a lower level of interest earning lending (IEL) balances
–Business Banking income increased 19% to £684m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates
•Credit impairment net release of £443m (H120: £1,064m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh. The primary driver is a reduction in the anticipated peak of UK unemployment with the majority of this provision release in UK cards and personal loans. As at 30 June 2021, 30 and 90 day arrears rates in UK cards were 1.4% (H120: 2.0%) and 0.6% (H120: 1.0%) respectively
•Total operating expenses increased 4% to £2,136m reflecting investment spend and higher operational and customer service costs, including ongoing financial assistance, partially offset by efficiency savings
Balance sheet – 30 June 2021 compared to 31 December 2020
•Loans and advances to customers at amortised cost increased 1% to £207.8bn predominantly from £6.9bn of mortgage growth following continued strong flow of new applications as well as strong customer retention, offset by a £1.8bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio and £1.5bn lower unsecured lending balances, albeit loans and advances in Barclaycard Consumer UK stabilised in Q221
•Customer deposits at amortised cost increased 6% to £255.5bn reflecting an increase of £11.3bn and £3.7bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 87% (December 2020: 89%)
•RWAs decreased to £72.2bn (December 2020: £73.7bn) driven by a reduction in unsecured lending and ESHLA, partially offset by growth in mortgages

12

Results by Business

Barclays International	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	1,559	1,845	(16)
Net trading income	3,389	4,020	(16)
Net fee, commission and other income	3,270	2,789	17
Total income	8,218	8,654	(5)
Credit impairment releases/(charges)	293	(2,619)
Net operating income	8,511	6,035	41
Operating expenses	(4,606)	(4,405)	(5)
Litigation and conduct	(84)	(11)
Total operating expenses	(4,690)	(4,416)	(6)
Other net income	22	10
Profit before tax	3,843	1,629
Attributable profit	2,698	997

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	121.9	122.7	138.1
Trading portfolio assets	147.1	127.7	109.5
Derivative financial instrument assets	255.4	301.8	306.8
Financial assets at fair value through the income statement	190.4	170.7	154.3
Cash collateral and settlement balances	108.5	97.5	130.8
Other assets	223.5	221.4	236.3
Total assets	1,046.8	1,041.8	1,075.8
Deposits at amortised cost	245.4	240.5	241.2
Derivative financial instrument liabilities	246.9	300.4	307.6
Loan: deposit ratio	50%	51%	57%
Risk weighted assets	223.2	222.3	231.2

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Return on average allocated equity	16.4%	6.0%
Return on average allocated tangible equity	16.7%	6.2%
Average allocated equity (£bn)	32.9	33.1
Average allocated tangible equity (£bn)	32.3	32.4
Cost: income ratio	57%	51%
Loan loss rate (bps)	—	368
Net interest margin	3.95%	3.67%

13

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	640	669	(4)
Net trading income	3,411	4,043	(16)
Net fee, commission and other income	2,522	2,221	14
Total income	6,573	6,933	(5)
Credit impairment releases/(charges)	272	(1,320)
Net operating income	6,845	5,613	22
Operating expenses	(3,509)	(3,370)	(4)
Litigation and conduct	(2)	(3)	33
Total operating expenses	(3,511)	(3,373)	(4)
Other net income	1	3	(67)
Profit before tax	3,335	2,243	49
Attributable profit	2,312	1,514	53

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	91.0	92.4	104.9
Trading portfolio assets	147.0	127.5	109.3
Derivative financial instrument assets	255.3	301.7	306.7
Financial assets at fair value through the income statement	190.3	170.4	153.7
Cash collateral and settlement balances	107.7	96.7	129.7
Other assets	192.5	194.9	205.5
Total assets	983.8	983.6	1,009.8
Deposits at amortised cost	178.2	175.2	173.9
Derivative financial instrument liabilities	246.8	300.3	307.6
Risk weighted assets	194.3	192.2	198.3

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Return on average allocated equity	16.3%	10.9%
Return on average allocated tangible equity	16.3%	11.0%
Average allocated equity (£bn)	28.3	27.7
Average allocated tangible equity (£bn)	28.3	27.7
Cost: income ratio	53%	49%

Analysis of total income	£m	£m	% Change
FICC	2,099	3,326	(37)
Equities	1,709	1,238	38
Global Markets[1]	3,808	4,564	(17)
Advisory	381	239	59
Equity capital markets	469	247	90
Debt capital markets	882	881
Investment Banking fees[1]	1,732	1,367	27
Corporate lending	244	172	42
Transaction banking	789	830	(5)
Corporate	1,033	1,002	3
Total income	6,573	6,933	(5)
1Previously labelled as “Markets” and “Banking fees”.

14

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	919	1,176	(22)
Net fee, commission, trading and other income	726	545	33
Total income	1,645	1,721	(4)
Credit impairment releases/(charges)	21	(1,299)
Net operating income	1,666	422
Operating expenses	(1,097)	(1,035)	(6)
Litigation and conduct	(82)	(8)
Total operating expenses	(1,179)	(1,043)	(13)
Other net income	21	7
Profit/(loss) before tax	508	(614)
Attributable profit/(loss)	386	(517)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	30.9	30.3	33.2
Total assets	63.0	58.2	66.0
Deposits at amortised cost	67.2	65.3	67.3
Risk weighted assets	29.0	30.1	32.9

	Half year ended	Half year ended
Key facts	30.06.21	30.06.20
30 day arrears rate – Barclaycard US	1.6%	2.4%
US cards customer FICO score distribution
<660	10%	14%
>660	90%	86%
Total number of Barclaycard payments clients	c.372,000	c.368,000
Value of payments processed (£bn)[1]	160	156

Performance measures
Return on average allocated equity	16.8%	(19.3)%
Return on average allocated tangible equity	19.1%	(21.9)%
Average allocated equity (£bn)	4.6	5.4
Average allocated tangible equity (£bn)	4.0	4.7
Cost: income ratio	72%	61%
Loan loss rate (bps)	—	714

	Half year ended	Half year ended
	30.06.21	30.06.20
Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	1,050	1,257	(16)
Private Bank	393	362	9
Unified Payments	202	102	98
Total income	1,645	1,721	(4)
1Includes £129bn (H120: £124bn) of merchant acquiring payments.

15

Results by Business
Barclays International delivered a RoE of 16.4% and a RoTE of 16.7% reflecting the benefits of a diversified business. CIB delivered a RoE of 16.3% and a RoTE of 16.3% reflecting a strong performance in Equities and Investment Banking fees, offset by a decrease in FICC against a very strong H120 comparative. CC&P delivered a RoE of 16.8%. CC&P RoTE improved significantly to 19.1% as a decline in income, reflecting lower cards balances, was more than offset by an improvement in impairment.
Income statement – H121 compared to H120
•Profit before tax increased 136% to £3,843m with a RoE of 16.4% and a RoTE of 16.7% (H120: 6.2%), reflecting a RoE of 16.3% (H120: 10.9%) and a RoTE of 16.3% (H120: 11.0%) in CIB and a RoE of 16.8% (H120: (19.3%) and a RoTE 19.1% (H120: (21.9)%) in CC&P

•The 10% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses
•Total income decreased to £8,218m (H120: £8,654m)
–CIB income decreased 5% to £6,573m
–Global Markets income decreased 17% to £3,808m as a strong performance in Equities, representing the best ever first half of the year on a comparable basis1, was more than offset by FICC. Equities income increased 38% to £1,709m driven by derivatives, reflecting strong client activity, and financing through increased client balances. FICC income decreased 37% to £2,099m due to tighter spreads and the non-recurrence of H120 client activity levels
–Investment Banking fees income, representing the best ever first half of the year on a comparable basis1, increased 27% to £1,732m driven by a strong performance in Equity capital markets and Advisory reflecting an increase in the fee pool and an increased market share2
–Within Corporate, Transaction banking income decreased 5% to £789m as deposit balance growth was more than offset by margin compression. Corporate lending income increased by 42% to £244m driven by the non-recurrence of losses on the mark-to-market of lending and related hedge positions partially offset by a current year write-off on a single name
–CC&P income decreased 4% to £1,645m
–International Cards and Consumer Bank income decreased 16% to £1,050m reflecting lower cards balances
–Private Bank income increased 9% to £393m, which included a gain on a property sale
–Unified Payments income increased 98% to £202m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants
•Credit impairment net release of £293m (H120: £2,619m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh
–CIB credit impairment net release of £272m (H120: £1,320m charge), supported by a benign credit risk environment and limited single name wholesale loan charges
–CC&P credit impairment net release of £21m (H120: £1,299m charge) partially driven by lower delinquencies and customer repayments. As at 30 June 2021, 30 and 90 day arrears in US cards were 1.6% (H120: 2.4%) and 0.9% (H120: 1.4%) respectively
•Total operating expenses increased 6% to £4,690m
–CIB total operating expenses increased 4% to £3,511m due to higher performance costs that reflected an improvement in returns
–CC&P total operating expenses increased 13% to £1,179m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio
Balance sheet – 30 June 2021 compared to 31 December 2020
•Trading portfolio assets increased £19.4bn to £147.1bn due to increased activity
•Derivative financial instruments assets decreased £46.4bn and liabilities decreased £53.5bn to £255.4bn and £246.9bn respectively, driven by an increase in major interest rate curves

16

Results by Business
•Financial assets at fair value through the income statement increased £19.7bn to £190.4bn driven by increased secured lending
•Cash collateral and settlement balances increased £11.0bn to £108.5bn due to increased client activity
•Deposits at amortised cost increased £4.9bn to £245.4bn due to clients increasing liquidity
•RWAs increased to £223.2bn (December 2020: £222.3bn) primarily due to increased client and trading activity within CIB, partially offset by the depreciation of period end EUR and USD against GBP
1Period covering Q114 – Q221. Pre 2014 financials were not restated following re-segmentation in Q116.
2Data source: Dealogic for the period covering 1 January to 30 June 2021.

17

Results by Business

Head Office	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	(242)	(259)	7
Net fee, commission and other income	140	55
Total income	(102)	(204)	50
Credit impairment releases/(charges)	6	(55)
Net operating income	(96)	(259)	63
Operating expenses	(412)	(117)
Litigation and conduct	7	(8)
Total operating expenses	(405)	(125)
Other net income/(expenses)	131	(41)
Loss before tax	(370)	(425)	13
Attributable profit/(loss)	95	(354)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Total assets	18.3	18.6	21.7
Risk weighted assets	11.1	10.2	9.9

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Average allocated equity (£bn)	8.0	9.9
Average allocated tangible equity (£bn)	4.3	6.0
Income statement – H121 compared to H120
•Loss before tax was £370m (H120: £425m)
•Total income was an expense of £102m (H120: £204m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments
•Credit impairment net release of £6m (H120: £55m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh, resulting in a provision release for the Italian home loan portfolio

•Total operating expenses were £405m (H120: £125m), which included a charge of £266m relating to structural cost actions taken as part of the real estate review
•Other net income was £131m (H120: £41m expense) driven by a fair value gain in Barclays’ associate investment holding in the Business Growth Fund
Balance sheet – 30 June 2021 compared to 31 December 2020
•RWAs were £11.1bn (December 2020: £10.2bn)

18

Quarterly Results by Business

Barclays Group
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,052	1,851	1,845	2,055	1,892	2,331	2,344	2,445
Net fee, commission and other income	3,363	4,049	3,096	3,149	3,446	3,952	2,957	3,096
Total income	5,415	5,900	4,941	5,204	5,338	6,283	5,301	5,541
Credit impairment releases/(charges)	797	(55)	(492)	(608)	(1,623)	(2,115)	(523)	(461)
Net operating income	6,212	5,845	4,449	4,596	3,715	4,168	4,778	5,080
Operating costs	(3,587)	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)	(3,293)
UK bank levy	—	—	(299)	—	—	—	(226)	—
Litigation and conduct	(66)	(33)	(47)	(76)	(20)	(10)	(167)	(1,568)
Total operating expenses	(3,653)	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)
Other net income/(expenses)	21	132	23	18	(26)	8	20	27
Profit before tax	2,580	2,399	646	1,147	359	913	1,097	246
Tax charge	(263)	(496)	(163)	(328)	(42)	(71)	(189)	(269)
Profit/(loss) after tax	2,317	1,903	483	819	317	842	908	(23)
Non-controlling interests	(15)	(4)	(37)	(4)	(21)	(16)	(42)	(4)
Other equity instrument holders	(194)	(195)	(226)	(204)	(206)	(221)	(185)	(265)
Attributable profit/(loss)	2,108	1,704	220	611	90	605	681	(292)

Performance measures
Return on average shareholders' equity	15.5%	12.5%	1.6%	4.3%	0.6%	4.4%	5.0%	(2.1)%
Return on average tangible shareholders' equity	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4)%
Average shareholders' equity	54.4	54.4	55.7	56.4	58.4	55.2	54.5	56.4
Average tangible shareholders' equity (£bn)	46.5	46.5	47.6	48.3	50.2	47.0	46.4	48.4
Cost: income ratio	67%	61%	77%	67%	62%	52%	70%	88%
Loan loss rate (bps)	—	6	56	69	179	223	60	52
Basic earnings/(loss) per share	12.3p	9.9p	1.3p	3.5p	0.5p	3.5p	3.9p	(1.7)p
Basic weighted average number of shares (m)	17,140	17,293	17,300	17,298	17,294	17,278	17,200	17,192
Period end number of shares (m)	16,998	17,223	17,359	17,353	17,345	17,332	17,322	17,269

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	348.5	345.8	342.6	344.4	354.9	374.1	339.1	345.1
Loans and advances at amortised cost impairment coverage ratio	1.8%	2.2%	2.4%	2.5%	2.5%	2.1%	1.8%	1.9%
Total assets	1,376.3	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2	1,290.4
Deposits at amortised cost	500.9	498.8	481.0	494.6	466.9	470.7	415.8	420.6
Net asset value per share	329p	312p	315p	322p	331p	332p	309p	320p
Tangible net asset value per share	281p	267p	269p	275p	284p	284p	262p	274p
Common equity tier 1 ratio	15.1%	14.6%	15.1%	14.6%	14.2%	13.1%	13.8%	13.4%
Common equity tier 1 capital	46.2	45.9	46.3	45.5	45.4	42.5	40.8	41.9
Risk weighted assets	306.4	313.4	306.2	310.7	319.0	325.6	295.1	313.3
Average UK leverage ratio	4.8%	4.9%	5.0%	5.1%	4.7%	4.5%	4.5%	4.6%
Average UK leverage exposure	1,192.0	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8	1,171.2
UK leverage ratio	5.0%	5.0%	5.3%	5.2%	5.2%	4.5%	5.1%	4.8%
UK leverage exposure	1,153.6	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7	1,099.8

Funding and liquidity
Group liquidity pool (£bn)	291	290	266	327	298	237	211	226
Liquidity coverage ratio	162%	161%	162%	181%	186%	155%	160%	151%
Loan: deposit ratio	70%	69%	71%	70%	76%	79%	82%	82%
1Refer to pages 54 to 61 for further information on how capital, RWAs and leverage are calculated.

19

Quarterly Results by Business

Barclays UK
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,305	1,281	1,317	1,280	1,225	1,412	1,478	1,503
Net fee, commission and other income	318	295	309	270	242	292	481	343
Total income	1,623	1,576	1,626	1,550	1,467	1,704	1,959	1,846
Credit impairment releases/(charges)	520	(77)	(170)	(233)	(583)	(481)	(190)	(101)
Net operating income	2,143	1,499	1,456	1,317	884	1,223	1,769	1,745
Operating costs	(1,078)	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)	(952)
UK bank levy	—	—	(50)	—	—	—	(41)	—
Litigation and conduct	(19)	(3)	4	(25)	(6)	(5)	(58)	(1,480)
Total operating expenses	(1,097)	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)
Other net income/(expenses)	—	—	6	(1)	13	—	—	—
Profit/(loss) before tax	1,046	460	282	196	(127)	195	647	(687)
Attributable profit/(loss)	721	298	160	113	(123)	175	438	(907)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.8	205.7	205.4	203.9	202.0	195.7	193.7	193.2
Total assets	311.2	309.1	289.1	294.5	287.6	267.5	257.8	257.9
Customer deposits at amortised cost	255.5	247.5	240.5	232.0	225.7	207.5	205.5	203.3
Loan: deposit ratio	87%	88%	89%	91%	92%	96%	96%	97%
Risk weighted assets	72.2	72.7	73.7	76.2	77.9	77.7	74.9	76.8

Performance measures
Return on average allocated equity	21.4%	8.8%	4.8%	3.3%	(3.6)%	5.1%	12.7%	(26.1)%
Return on average allocated tangible equity	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%	(34.9)%
Average allocated equity (£bn)	13.5	13.5	13.4	13.7	13.9	13.7	13.8	13.9
Average allocated tangible equity (£bn)	9.9	9.9	9.8	10.1	10.3	10.1	10.3	10.4
Cost: income ratio	68%	66%	73%	72%	70%	60%	57%	132%
Loan loss rate (bps)	—	14	31	43	111	96	38	20
Net interest margin	2.55%	2.54%	2.56%	2.51%	2.48%	2.91%	3.03%	3.10%

20

Quarterly Results by Business

Analysis of Barclays UK	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	987	923	895	833	826	968	1,064	1,035
Barclaycard Consumer UK	290	315	354	362	367	436	533	472
Business Banking	346	338	377	355	274	300	362	339
Total income	1,623	1,576	1,626	1,550	1,467	1,704	1,959	1,846

Analysis of credit impairment releases/(charges)
Personal Banking	72	(22)	(68)	(48)	(130)	(134)	(71)	(36)
Barclaycard Consumer UK	434	(36)	(78)	(106)	(396)	(301)	(108)	(49)
Business Banking	14	(19)	(24)	(79)	(57)	(46)	(11)	(16)
Total credit impairment releases/(charges)	520	(77)	(170)	(233)	(583)	(481)	(190)	(101)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	162.4	160.4	157.3	155.7	154.9	153.4	151.9	150.1
Barclaycard Consumer UK	8.8	8.7	9.9	10.7	11.5	13.6	14.7	14.9
Business Banking	36.6	36.6	38.2	37.5	35.6	28.7	27.1	28.2
Total loans and advances to customers at amortised cost	207.8	205.7	205.4	203.9	202.0	195.7	193.7	193.2

Analysis of customer deposits at amortised cost
Personal Banking	191.0	186.0	179.7	173.2	169.6	161.4	159.2	157.9
Barclaycard Consumer UK	0.1	0.1	0.1	0.1	0.1	—	—	—
Business Banking	64.4	61.4	60.7	58.7	56.0	46.1	46.3	45.4
Total customer deposits at amortised cost	255.5	247.5	240.5	232.0	225.7	207.5	205.5	203.3

21

Quarterly Results by Business

Barclays International
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	811	748	614	823	847	998	965	1,059
Net trading income	1,455	1,934	1,372	1,528	1,660	2,360	929	1,110
Net fee, commission and other income	1,553	1,717	1,500	1,430	1,503	1,286	1,558	1,581
Total income	3,819	4,399	3,486	3,781	4,010	4,644	3,452	3,750
Credit impairment releases/(charges)	271	22	(291)	(370)	(1,010)	(1,609)	(329)	(352)
Net operating income	4,090	4,421	3,195	3,411	3,000	3,035	3,123	3,398
Operating costs	(2,168)	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)	(2,282)
UK bank levy	—	—	(240)	—	—	—	(174)	—
Litigation and conduct	(63)	(21)	(9)	(28)	(11)	—	(86)	—
Total operating expenses	(2,231)	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)
Other net income	13	9	9	9	4	6	17	21
Profit before tax	1,872	1,971	822	1,165	807	822	640	1,137
Attributable profit	1,267	1,431	441	782	468	529	397	799

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	121.9	123.5	122.7	128.0	138.1	167.0	132.8	138.1
Trading portfolio assets	147.1	131.1	127.7	122.3	109.5	101.6	113.3	119.4
Derivative financial instrument assets	255.4	269.4	301.8	295.9	306.8	341.5	228.9	286.0
Financial assets at fair value through the income statement	190.4	197.5	170.7	178.2	154.3	188.4	128.4	158.0
Cash collateral and settlement balances	108.5	109.7	97.5	121.8	130.8	153.2	79.4	112.5
Other assets	223.5	221.7	221.4	261.7	236.3	201.5	178.6	195.6
Total assets	1,046.8	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2	861.4	1,009.6
Deposits at amortised cost	245.4	251.2	240.5	262.4	241.2	263.3	210.0	217.6
Derivative financial instrument liabilities	246.9	260.2	300.4	293.3	307.6	338.8	228.9	283.3
Loan: deposit ratio	50%	49%	51%	49%	57%	63%	63%	63%
Risk weighted assets	223.2	230.0	222.3	224.7	231.2	237.9	209.2	223.1

Performance measures
Return on average allocated equity	15.4%	17.4%	5.7%	10.0%	5.5%	6.6%	5.0%	9.6%
Return on average allocated tangible equity	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%
Average allocated equity (£bn)	33.0	32.8	31.1	31.2	34.2	31.9	31.9	33.3
Average allocated tangible equity (£bn)	32.4	32.3	30.5	30.6	33.5	31.2	30.9	32.2
Cost: income ratio	58%	56%	68%	60%	55%	48%	72%	61%
Loan loss rate (bps)	—	(7)	90	112	284	377	96	99
Net interest margin	3.96%	3.92%	3.41%	3.79%	3.43%	3.93%	4.29%	4.10%

22

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	370	270	110	305	334	335	248	339
Net trading income	1,494	1,917	1,397	1,535	1,812	2,231	951	1,126
Net fee, commission and other income	1,115	1,407	1,131	1,065	1,170	1,051	1,115	1,152
Total income	2,979	3,594	2,638	2,905	3,316	3,617	2,314	2,617
Credit impairment releases/(charges)	229	43	(52)	(187)	(596)	(724)	(30)	(31)
Net operating income	3,208	3,637	2,586	2,718	2,720	2,893	2,284	2,586
Operating costs	(1,623)	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)	(1,712)
UK bank levy	—	—	(226)	—	—	—	(156)	—
Litigation and conduct	(1)	(1)	2	(3)	(3)	—	(79)	(4)
Total operating expenses	(1,624)	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)
Other net income	—	1	2	1	3	—	1	12
Profit before tax	1,584	1,751	761	1,000	1,040	1,203	359	882
Attributable profit	1,049	1,263	413	627	694	820	193	609

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	91.0	94.3	92.4	96.8	104.9	128.2	92.0	95.8
Trading portfolio assets	147.0	130.9	127.5	122.2	109.3	101.5	113.3	119.3
Derivative financial instruments assets	255.3	269.4	301.7	295.9	306.7	341.4	228.8	286.0
Financial assets at fair value through the income statement	190.3	197.3	170.4	177.9	153.7	187.8	127.7	157.3
Cash collateral and settlement balances	107.7	108.8	96.7	121.0	129.7	152.2	78.5	111.6
Other assets	192.5	190.8	194.9	228.9	205.5	171.4	155.3	171.5
Total assets	983.8	991.5	983.6	1,042.7	1,009.8	1,082.5	795.6	941.5
Deposits at amortised cost	178.2	185.2	175.2	195.6	173.9	198.4	146.2	152.1
Derivative financial instrument liabilities	246.8	260.2	300.3	293.2	307.6	338.7	228.9	283.2
Risk weighted assets	194.3	201.3	192.2	193.3	198.3	201.7	171.5	184.9

Performance measures
Return on average allocated equity	14.8%	17.9%	6.3%	9.5%	9.5%	12.5%	3.0%	9.1%
Return on average allocated tangible equity	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%
Average allocated equity (£bn)	28.4	28.2	26.3	26.4	29.1	26.2	25.9	26.9
Average allocated tangible equity (£bn)	28.4	28.2	26.3	26.4	29.0	26.2	25.8	26.9
Cost: income ratio	55%	53%	69%	59%	51%	47%	83%	66%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	895	1,204	812	1,000	1,468	1,858	726	816
Equities	777	932	542	691	674	564	409	494
Global Markets[1]	1,672	2,136	1,354	1,691	2,142	2,422	1,135	1,310
Advisory	218	163	232	90	84	155	202	221
Equity capital markets	226	243	104	122	185	62	56	86
Debt capital markets	429	453	418	398	463	418	322	381
Investment Banking fees[1]	873	859	754	610	732	635	580	688
Corporate lending	38	206	186	232	61	111	202	195
Transaction banking	396	393	344	372	381	449	397	424
Corporate	434	599	530	604	442	560	599	619
Total income	2,979	3,594	2,638	2,905	3,316	3,617	2,314	2,617

1Previously labelled as “Markets” and “Banking fees”.

23

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	441	478	504	518	513	663	717	720
Net fee, commission, trading and other income	399	327	344	358	181	364	421	413
Total income	840	805	848	876	694	1,027	1,138	1,133
Credit impairment releases/(charges)	42	(21)	(239)	(183)	(414)	(885)	(299)	(321)
Net operating income	882	784	609	693	280	142	839	812
Operating costs	(545)	(552)	(530)	(511)	(506)	(529)	(549)	(570)
UK bank levy	—	—	(14)	—	—	—	(18)	—
Litigation and conduct	(62)	(20)	(11)	(25)	(8)	—	(7)	4
Total operating expenses	(607)	(572)	(555)	(536)	(514)	(529)	(574)	(566)
Other net income	13	8	7	8	1	6	16	9
Profit/(loss) before tax	288	220	61	165	(233)	(381)	281	255
Attributable profit/(loss)	218	168	28	155	(226)	(291)	204	190

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	30.9	29.2	30.3	31.2	33.2	38.8	40.8	42.3
Total assets	63.0	61.4	58.2	65.2	66.0	70.7	65.8	68.1
Deposits at amortised cost	67.2	66.0	65.3	66.8	67.3	64.9	63.8	65.5
Risk weighted assets	29.0	28.8	30.1	31.4	32.9	36.2	37.7	38.2

Performance measures
Return on average allocated equity	19.0%	14.6%	2.4%	12.9%	(17.7)%	(20.7)%	13.6%	11.8%
Return on average allocated tangible equity	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%	14.2%
Average allocated equity (£bn)	4.6	4.6	4.8	4.8	5.1	5.7	6.0	6.4
Average allocated tangible equity (£bn)	4.0	4.1	4.2	4.2	4.5	5.0	5.1	5.3
Cost: income ratio	72%	71%	65%	61%	74%	52%	50%	50%
Loan loss rate (bps)	—	27	286	211	455	846	273	283

Head Office
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(64)	(178)	(86)	(48)	(180)	(79)	(99)	(117)
Net fee, commission and other income	37	103	(85)	(79)	41	14	(11)	62
Total income	(27)	(75)	(171)	(127)	(139)	(65)	(110)	(55)
Credit impairment releases/(charges)	6	—	(31)	(5)	(30)	(25)	(4)	(8)
Net operating expenses	(21)	(75)	(202)	(132)	(169)	(90)	(114)	(63)
Operating costs	(341)	(71)	(213)	(69)	(106)	(11)	(45)	(59)
UK bank levy	—	—	(9)	—	—	—	(11)	—
Litigation and conduct	16	(9)	(42)	(23)	(3)	(5)	(23)	(88)
Total operating expenses	(325)	(80)	(264)	(92)	(109)	(16)	(79)	(147)
Other net income/(expenses)	8	123	8	10	(43)	2	3	6
Loss before tax	(338)	(32)	(458)	(214)	(321)	(104)	(190)	(204)
Attributable profit/(loss)	120	(25)	(381)	(284)	(255)	(99)	(154)	(184)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.3	17.7	18.6	19.3	21.7	23.6	21.0	22.9
Risk weighted assets	11.1	10.7	10.2	9.8	9.9	10.0	11.0	13.4

Performance measures
Average allocated equity (£bn)	7.9	8.1	11.2	11.5	10.3	9.6	8.8	9.2
Average allocated tangible equity (£bn)	4.2	4.3	7.3	7.6	6.4	5.6	5.2	5.8

24

Performance Management

Margins and balances
	Half year ended 30.06.21			Half year ended 30.06.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,586	204,930	2.54	2,637	197,023	2.69
Barclays International[1,2]	1,518	77,413	3.95	1,848	101,286	3.67
Total Barclays UK and Barclays International	4,104	282,343	2.93	4,485	298,309	3.02
Other[3]	(201)			(262)
Total Barclays Group	3,903			4,223
1Barclays International margins include IEL balances within the investment banking business.
2Barclays amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market in Q420 from net investment income to interest expense within net interest income. Had the equivalent H120 interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 3.57% and 2.99% respectively.
3Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
The Group’s combined product and equity structural hedge notional as at 30 June 2021 was £198bn (June 2020: £174bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £689m (H120: £866m) and net structural hedge contributions of £592m (H120: £555m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.
The Group net interest margin decreased 9bps to 2.93%. Barclays UK net interest margin decreased 15bps to 2.54% reflecting lower unsecured lending balances and lower UK rates, partially offset by strong mortgage retention at improved margins. Average customer assets increased due to growth from government scheme lending and strong mortgage growth. Barclays International net interest margin increased 28bps to 3.95% driven by changes in product mix and lower average customer assets.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.21	£m	£m	%
Barclays UK	1,305	205,168	2.55
Barclays International[1]	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International[1]	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

Three months ended 31.12.20
Barclays UK	1,317	204,315	2.56
Barclays International[1,2]	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International[1,2]	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

Three months ended 30.06.20
Barclays UK	1,225	199,039	2.48
Barclays International[1,2]	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80
1Barclays International margins include IEL balances within the investment banking business.
2The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.33% in Q220, 3.68% in Q320 and 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been 2.77% in Q220, 2.86% in Q320 and 2.91% in Q420 respectively.

25

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The framework identifies eight principal risks: credit risk, market risk, treasury and capital risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2020 (pages 145 to 166) or online at home.barclays/annualreport.

Material existing and emerging risks
There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than an update to the risk relating to the impact of benchmark interest rates on the Group as a result of developments relating to benchmark reform, as set out below.
Impact of benchmark interest rate reforms on the Group
For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative ‘risk-free’ reference rates (RFRs) and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with ‘tough legacy’ contracts that cannot convert into or cannot add fall-back RFRs. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process and associated challenges with respect to required documentation changes, and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Group, including, but not limited to:
•Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare, or (vi) colluding or inappropriately sharing information with competitors
•Litigation risk: members of the Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs
•Financial risk: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cash flows
•Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Group on certain transactions

26

Risk Management
•Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index
•Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Group’s financial results and performance
Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
For further details on the impacts of benchmark interest rate reforms on the Group, see Note 41 to Barclays PLC’s audited financial statements for the year ended 31 December 2020 and Note 23.

27

Credit Risk
Loans and advances at amortised cost by stage
The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2021.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	158,587	23,576	2,715	184,878	313	1,035	944	2,292	182,586
Barclays International	23,286	2,886	1,760	27,932	575	781	1,004	2,360	25,572
Head Office	4,003	502	760	5,265	3	39	358	400	4,865
Total Barclays Group retail	185,876	26,964	5,235	218,075	891	1,855	2,306	5,052	213,023
Barclays UK	36,069	1,727	1,081	38,877	63	49	89	201	38,676
Barclays International	82,515	13,617	1,425	97,557	231	329	673	1,233	96,324
Head Office	522	3	32	557	—	—	31	31	526
Total Barclays Group wholesale[1]	119,106	15,347	2,538	136,991	294	378	793	1,465	135,526
Total loans and advances at amortised cost	304,982	42,311	7,773	355,066	1,185	2,233	3,099	6,517	348,549
Off-balance sheet loan commitments and financial guarantee contracts[2]	298,150	45,696	664	344,510	228	436	49	713	343,797
Total[3]	603,132	88,007	8,437	699,576	1,413	2,669	3,148	7,230	692,346

	As at 30.06.21				Half year ended 30.06.21
	Coverage ratio				Loan impairment release and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment release		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.4	34.8	1.2		(259)		—
Barclays International	2.5	27.1	57.0	8.4		(19)		—
Head Office	0.1	7.8	47.1	7.6		(6)		—
Total Barclays Group retail	0.5	6.9	44.0	2.3		(284)		—
Barclays UK	0.2	2.8	8.2	0.5		(23)		—
Barclays International	0.3	2.4	47.2	1.3		(75)		—
Head Office	—	—	96.9	5.6		—		—
Total Barclays Group wholesale[1]	0.2	2.5	31.2	1.1		(98)		—
Total loans and advances at amortised cost	0.4	5.3	39.9	1.8		(382)		—
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	1.0	7.4	0.2		(343)
Other financial assets subject to impairment[3]						(17)
Total	0.2	3.0	37.3	1.0		(742)
1Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,796m of balances reported as wholesale loans on page 30 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £21bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn and impairment allowance of £114m. This comprises £9m ECL on £185.8bn Stage 1 assets, £3m on £58m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £102m on £109m Stage 3 other assets.

28

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International[1]	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International[1]	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale[2]	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts[3]	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total[4]	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate[5]
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International[1]	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	—	3.0	10.3	0.7		154		41
Barclays International[1]	0.4	3.3	37.8	1.7		914		93
Head Office	—	—	93.9	5.1		—		—
Total Barclays Group wholesale[2]	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts[3]	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment[4]						153
Total[5]	0.2	4.2	33.4	1.4		4,838
1Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 30 in the Loans and advances at amortised cost by product disclosure.
3Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets, £9m on £4.4bn Stage 2 fair value through other comprehensive income assets,other assets and cash collateral and settlement balances and £145m on £154m Stage 3 other assets.
5The loan loss rate is 138 bps after applying the total impairment charge of £4,838m.

29

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	144,103	17,991	1,666	823	20,480	2,235	166,818
Credit cards, unsecured loans and other retail lending	34,537	5,642	300	209	6,151	2,773	43,461
Wholesale loans	126,342	14,760	529	391	15,680	2,765	144,787
Total	304,982	38,393	2,495	1,423	42,311	7,773	355,066

Impairment allowance
Home loans	15	56	6	7	69	389	473
Credit cards, unsecured loans and other retail lending	834	1,547	100	120	1,767	1,852	4,453
Wholesale loans	336	381	5	11	397	858	1,591
Total	1,185	1,984	111	138	2,233	3,099	6,517

Net exposure
Home loans	144,088	17,935	1,660	816	20,411	1,846	166,345
Credit cards, unsecured loans and other retail lending	33,703	4,095	200	89	4,384	921	39,008
Wholesale loans	126,006	14,379	524	380	15,283	1,907	143,196
Total	303,797	36,409	2,384	1,285	40,078	4,674	348,549

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	0.9	0.3	17.4	0.3
Credit cards, unsecured loans and other retail lending	2.4	27.4	33.3	57.4	28.7	66.8	10.2
Wholesale loans	0.3	2.6	0.9	2.8	2.5	31.0	1.1
Total	0.4	5.2	4.4	9.7	5.3	39.9	1.8

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home Loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale Loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

30

Credit Risk
Loans and advances at amortised cost by selected sectors
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance, with gross exposure and stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic.
The gross loans and advances to selected sectors have decreased over the year driven by repayments and lower drawdowns. The reduction in provisions is informed by the improved macroeconomic outlook used in the Q221 scenario refresh, partially offset by management judgments to reflect the risk of uncertainty still prevailing within these sectors. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against systemic losses. An additional £0.1bn (December 2020: £0.1bn) impairment allowance has been applied to the undrawn exposures not included in the table below.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	305	322	21	648	3	13	18	34
Hospitality and leisure	4,019	1,907	298	6,224	48	68	49	165
Oil and gas	1,877	465	234	2,576	14	12	128	154
Retail	4,089	962	148	5,199	63	30	44	137
Shipping	485	220	12	717	5	35	—	40
Transportation	1,768	161	102	2,031	20	4	37	61
Total	12,543	4,037	815	17,395	153	162	276	591
Total of Wholesale exposures	10%	26%	29%	12%	45%	41%	32%	37%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	367	525	56	948	9	27	23	59
Hospitality and leisure	4,440	2,387	313	7,140	53	115	61	229
Oil and gas	1,754	854	465	3,073	31	27	140	198
Retail	3,907	1,153	283	5,343	78	51	108	237
Shipping	308	389	12	709	2	30	1	33
Transportation	1,148	253	125	1,526	19	10	57	86
Total	11,924	5,561	1,254	18,739	192	260	390	842
Total of Wholesale exposures	10%	26%	35%	13%	60%	37%	37%	40%
The coverage ratio for selected sectors has decreased from 4.5% as at 31 December 2020 to 3.4% as at 30 June 2021.
Exposure to UK commercial real estate of £9.4bn, excluding government backed schemes, was in line with 31 December 2020 (£10.0bn). Coverage decreased from 0.98% to 0.61% in the period.

31

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month ECL, lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2020 on page 296. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	138,639	33	19,312	84	2,234	421	160,185	538
Transfers from Stage 1 to Stage 2	(6,369)	(2)	6,369	2	—	—	—	—
Transfers from Stage 2 to Stage 1	3,615	21	(3,615)	(21)	—	—	—	—
Transfers to Stage 3	(160)	—	(337)	(7)	497	7	—	—
Transfers from Stage 3	21	—	119	3	(140)	(3)	—	—
Business activity in the year	19,231	2	380	1	—	—	19,611	3
Changes to models used for calculation[1]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,670)	(38)	(667)	13	(124)	(54)	(5,461)	(79)
Final repayments	(6,204)	(1)	(1,081)	(2)	(220)	(8)	(7,505)	(11)
Disposals	—	—	—	—	—	—	—	—
Write-offs[2]	—	—	—	—	(12)	(12)	(12)	(12)
As at 30 June 2021[3]	144,103	15	20,480	69	2,235	389	166,818	473

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700
Transfers from Stage 1 to Stage 2	(1,590)	(72)	1,590	72	—	—	—	—
Transfers from Stage 2 to Stage 1	4,376	1,080	(4,376)	(1,080)	—	—	—	—
Transfers to Stage 3	(264)	(12)	(572)	(282)	836	294	—	—
Transfers from Stage 3	30	25	38	14	(68)	(39)	—	—
Business activity in the year	3,855	50	58	14	31	8	3,944	72
Changes to models used for calculation[1]	—	(5)	—	(33)	—	14	—	(24)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes[4]	(3,134)	(866)	(808)	310	(123)	282	(4,065)	(274)
Final repayments	(1,757)	(46)	(99)	(17)	(140)	(50)	(1,996)	(113)
Disposals[5]	—	—	—	—	(101)	(74)	(101)	(74)
Write-offs[2]	—	—	—	—	(834)	(834)	(834)	(834)
As at 30 June 2021[3]	34,537	834	6,151	1,767	2,773	1,852	43,461	4,453
1Changes to models used for calculation include a £34m movement in Home loans, £24m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
2In H121, gross write-offs amounted to £1,001m (H120: £953m) and post write-off recoveries amounted to £31m (H120: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £970m (H120: £938m).
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £9m ECL (December 2020: £11m) on £185.8bn stage 1 assets (December 2020: £175.7bn), £3m (December 2020: £9m) on £58m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £102m (December 2020: £145m) on £109m stage 3 other assets (December 2020: £154m).
4Transfers and risk parameter changes include a £0.3bn net release in ECL arising from a reclassification of £2.2bn gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220.
5The £101m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a sale of £0.7bn debt securities as part of Group Treasury Operations and a £1.0bn sale of Barclays Asset Finance.

32

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Transfers from Stage 1 to Stage 2	(4,636)	(12)	4,636	12	—	—	—	—
Transfers from Stage 2 to Stage 1	8,410	188	(8,410)	(188)	—	—	—	—
Transfers to Stage 3	(249)	(2)	(226)	(17)	475	19	—	—
Transfers from Stage 3	515	14	376	13	(891)	(27)	—	—
Business activity in the year	23,266	35	1,181	30	191	22	24,638	87
Changes to models used for calculation[1]	—	(7)	—	(29)	—	—	—	(36)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	81	(153)	(47)	(37)	(185)	(1)	(151)	(191)
Final repayments	(18,854)	(39)	(3,042)	(95)	(203)	(33)	(22,099)	(167)
Disposals[2]	(1,495)	(8)	(162)	(3)	(58)	(33)	(1,715)	(44)
Write-offs[3]	—	—	—	—	(155)	(155)	(155)	(155)
As at 30 June 2021[4]	126,342	336	15,680	397	2,765	858	144,787	1,591

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(53)
Credit cards, unsecured loans and other retail lending								(339)
Wholesale loans								(307)
ECL movement excluding assets derecognised due to disposals and write-offs								(699)
Recoveries and reimbursements[5]								185
Exchange and other adjustments[6]								132
Impairment charge on loan commitments and other financial guarantees								(343)
Impairment charge on other financial assets[4]								(17)
Income statement release for the period								(742)
1Changes to models used for calculation include a £34m movement in Home Loans, £24m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
2The £101m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a sale of £0.7bn debt securities as part of Group Treasury Operations and a £1.0bn sale of Barclays Asset Finance.
3In H121, gross write-offs amounted to £1,001m (H120: £953m) and post write-off recoveries amounted to £31m (H120: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £970m (H120: £938m).
4Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £9m ECL (December 2020: £11m) on £185.8bn stage 1 assets (December 2020: £175.7bn), £3m (December 2020: £9m) on £58m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £102m (December 2020: £145m) on £109m stage 3 other assets (December 2020: £154m).
5Recoveries and reimbursements includes a net loss in relation to reimbursements from financial guarantee contracts held with third parties of £216m (H120 gain: £279m) and post write off recoveries of £31m (H120: £15m).
6Includes foreign exchange and interest and fees in suspense.

33

Credit Risk

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(74)	—	71	—	3	—	—	—
Business activity in the year	6,287	—	1	—	—	—	6,288	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,397)	—	(17)	—	(2)	—	(7,416)	—
Limit management and final repayments	(238)	—	(22)	—	(3)	—	(263)	—
As at 30 June 2021	10,439	—	549	—	3	—	10,991	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,784	217	(6,081)	(212)	297	(5)	—	—
Business activity in the year	3,378	1	32	1	1	1	3,411	3
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,005)	(215)	114	63	(248)	4	(1,139)	(148)
Limit management and final repayments	(4,941)	(4)	(398)	(5)	(57)	(3)	(5,396)	(12)
As at 30 June 2021	117,587	54	5,784	152	222	20	123,593	226

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	682	116	504	(112)	(1,186)	(4)	—	—
Business activity in the year	37,211	28	2,915	89	12	9	40,138	126
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,603	(146)	680	(63)	(28)	2	2,255	(207)
Limit management and final repayments	(33,079)	(25)	(4,994)	(83)	(455)	(5)	(38,528)	(113)
As at 30 June 2021	170,124	174	39,363	284	439	29	209,926	487

34

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are made in the ordinary course of business in order to reflect changes in policy or correct model performance issues identified through model monitoring. These adjustments remain in place until they are incorporated into future model development and are then retired. In addition, they may also be made in response to circumstances or uncertainty at the period end and this is particularly true of the ongoing COVID-19 pandemic.
Total management adjustments to impairment allowance are presented by product below.
Overview of management adjustments to models for impairment allowance1

	As at 30.06.21		As at 31.12.20
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	83	17.5	131	24.3
Credit cards, unsecured loans and other retail lending	1,145	24.5	1,234	20.3
Wholesale loans	643	30.9	23	0.8
Total	1,871	25.9	1,388	14.8
Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments	Other adjustments	Total impairment allowance
As at 30.06.21	£m	£m	£m	£m
Home loans	390	41	42	473
Credit cards, unsecured loans and other retail lending	3,534	1,398	(253)	4,679
Wholesale loans	1,435	651	(8)	2,078
Total	5,359	2,090	(219)	7,230

As at 31.12.20
Home loans	407	21	110	538
Credit cards, unsecured loans and other retail lending	4,849	1,625	(391)	6,083
Wholesale loans	2,755	421	(398)	2,778
Total	8,011	2,067	(679)	9,399
1Positive values reflect an increase in impairment allowance.
2Includes £4.3bn (December 2020: £6.8bn) of modelled ECL, £0.8bn (December 2020: £0.9bn) of individually assessed impairments and £0.3bn (December 2020: £0.3bn) ECL from non-modelled exposures.

Economic uncertainty adjustments
The COVID-19 pandemic has impacted the global economy since early 2020 and macroeconomic forecasts indicate longer-term impacts that will result in higher unemployment levels and customer and client stress. However, to date, little real credit deterioration has occurred, largely as a result of government and other support measures. Observed 30-day arrears rates have reduced in US cards 1.6% (December 2020: 2.5%; December 2019: 2.7%) and in UK cards 1.4% (December 2020: 1.7%; December 2019: 1.7%) due to payment holidays granted to customers impacted by COVID-19 which reduced the delinquency entrance rate and overall flow through delinquency. However, uncertainty remains as government and other support measures taper down as to whether these schemes have either averted or delayed credit losses.
In order to address this uncertainty, adjustments to the modelled provisions were made in 2020. COVID-19 related economic uncertainty adjustments of £2.1bn (December 2020: £2.1bn) continue to be recognised, specifically to address whether support measures have averted or delayed credit losses. However, within this, the approach has been refined and uncertainty is now captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level.

35

Credit Risk
A summary of the adjustments is provided below:
•A £1.2bn adjustment has been applied to customers and clients considered potentially vulnerable to the withdrawal of government and other support schemes. In US consumer card portfolios, the populations identified are those who have higher potential risk indicators and in the UK we have specifically considered the impact of furlough schemes ending (equivalent to UK unemployment increasing to 7.2%). In wholesale portfolios, the populations identified are specific clients who may exhibit greater cross default risk between COVID-19 and other financing exposures, including clients with Bounce Back Loans in Business Banking, and those corporate sectors deemed more vulnerable to the economic impacts of COVID-19. This adjustment is split between credit cards and unsecured loans, £0.9bn, and wholesale loans, £0.3bn
•Expert judgement has been used to adjust the probability of default at portfolio level to pre-COVID-19 levels to reflect the impact of temporary support measures on underlying customer and client behaviour. Following a refinement to methodology, this has reduced to £0.5bn from £0.7bn in December 2020. A £(0.1)bn PMA to recognise government guarantees remains in place
•Macroeconomic variables which may be temporarily influenced by support measures have been adjusted at a portfolio level enabling the model to consume the economic stress. This is reduced to £0.5bn from £1.2bn at December 2020 as management judgements have been refined towards potentially vulnerable customers and clients as the pandemic evolves

Other adjustments
Home loans: The low average LTV nature of the UK Home Loans portfolio means that modelled ECL estimates are low in all but the most severe economic scenarios. An adjustment is held to maintain an appropriate level of ECL.
Credit cards, unsecured loans and other retail lending: This materially relates to a net release in ECL due to reclassification of loans and advances from Stage 2 to Stage 1 in credit cards and unsecured loans. The reclassification followed a review of back-testing of results which indicated that the accuracy of origination probability of default characteristics requires management adjustments to correct and was first established in Q220.
Wholesale loans: Represents the net of adjustments for Business Banking and Investment Bank for model inaccuracies informed by back-testing. An adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts in place at December 2020 is materially reduced due to the Q221 scenario refresh.

36

Credit Risk
Measurement uncertainty
The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s stress scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to reflect upside risks to the Baseline scenario to the extent that is broadly consistent with recent favourable benchmark scenarios. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates, in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.
Macroeconomic indicators were refreshed in Q221, with key drivers for the baseline scenario more optimistic than Q420, resulting in a net ECL provision release. In the Baseline scenario, UK GDP returns to the pre-pandemic level by mid-2022 with peak UK unemployment of just over 6% in Q421. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back below 5% by H222 in the UK, and below 4% by early 2022 in the US. In the Downside 2 scenario supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines fuels the outbreak again resulting in full national lockdowns in Q321. This leads to significant falls in GDP in Q321 and UK and US unemployment reaching c.10% and 12% respectively.
Although the macroeconomic outlook has improved, the Group’s view on uncertainty remains unchanged, believing potential credit deterioration could be seen once government support is removed, particularly in vulnerable areas of the portfolio. In response, economic uncertainty PMAs remained relatively stable at c.£2.1bn. For further details see page 35.
Limited defaults have been observed to date in response to the COVID-19 pandemic, partly as a result of government and bank support measures. However, such support measures are scheduled to taper down from Q321 bringing with it uncertainty. Despite improvement in macroeconomic variables in the period, unemployment remains at elevated levels but portfolios are yet to respond, and may not do so until support measures fall away.
The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the 5 scenarios. The range of forecast paths generated in the calculation of the weights at 30 June 2021 is slightly narrower than 31 December 2020 due to lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weights. See page 40 for probability weightings used at H121.
The tables below show the key consensus macroeconomic variables used in the scenarios (3-year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The 5-year average table provides additional transparency.

37

Credit Risk

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	4.9	5.6	2.3
UK unemployment[2]	5.8	5.7	5.1
UK HPI[3]	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP[1]	5.7	3.9	1.6
US unemployment[4]	5.6	4.5	4.4
US HPI[5]	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP[1]	6.3	3.3	2.6
UK unemployment[2]	6.7	6.4	5.8
UK HPI[3]	2.4	2.3	5.0
UK bank rate	—	(0.1)	—
US GDP[1]	3.9	3.1	2.9
US unemployment[4]	6.9	5.7	5.6
US HPI[5]	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	(1.7)	2.0	5.2
UK unemployment[2]	7.3	8.2	6.6
UK HPI[3]	(5.8)	(5.8)	0.2
UK bank rate	0.1	—	—
US GDP[1]	1.5	1.4	2.0
US unemployment[4]	8.7	11.0	9.3
US HPI[5]	(4.9)	(3.0)	1.1
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP[1]	(3.9)	6.5	2.6
UK unemployment[2]	8.0	9.3	7.8
UK HPI[3]	(13.6)	(10.8)	0.5
UK bank rate	(0.2)	(0.2)	(0.1)
US GDP[1]	(2.4)	3.6	2.1
US unemployment[4]	13.4	11.9	10.1
US HPI[5]	(17.2)	(0.7)	0.6
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA house price index, relative to prior year end.

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Credit Risk

Downside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	0.6	4.4	4.2
UK unemployment[2]	6.4	6.6	5.6
UK HPI[3]	(3.1)	(2.7)	1.7
UK bank rate	0.1	0.1	0.2
US GDP[1]	3.4	2.5	1.6
US unemployment[4]	7.4	7.9	6.1
US HPI[5]	(0.5)	0.2	2.3
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP[1]	0.1	6.6	3.2
UK unemployment[2]	7.3	8.0	6.9
UK HPI[3]	(6.7)	(3.5)	1.7
UK bank rate	(0.1)	(0.1)	—
US GDP[1]	0.4	3.6	2.3
US unemployment[4]	11.0	8.9	6.9
US HPI[5]	(5.9)	1.8	2.6
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	6.8	9.4	4.0
UK unemployment[2]	5.5	4.9	4.4
UK HPI[3]	4.6	9.9	11.3
UK bank rate	0.1	0.4	0.6
US GDP[1]	6.5	8.2	3.4
US unemployment[4]	5.3	3.8	3.8
US HPI[5]	6.5	8.0	7.3
US federal funds rate	0.3	0.3	1.1

As at 31.12.20
UK GDP[1]	12.2	5.3	3.9
UK unemployment[2]	6.2	5.5	4.8
UK HPI[3]	6.6	10.4	10.8
UK bank rate	0.1	0.3	0.3
US GDP[1]	7.1	4.6	4.0
US unemployment[4]	5.5	4.3	4.1
US HPI[5]	8.8	9.1	8.9
US federal funds rate	0.3	0.4	0.6
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

39

Credit Risk

Upside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	5.9	7.3	3.0
UK unemployment[2]	5.6	5.2	4.7
UK HPI[3]	1.5	4.5	7.4
UK bank rate	0.1	0.2	0.6
US GDP[1]	6.1	5.8	2.4
US unemployment[4]	5.5	4.2	4.2
US HPI[5]	6.2	6.8	5.7
US federal funds rate	0.3	0.3	0.9

As at 31.12.20
UK GDP[1]	9.3	3.9	3.4
UK unemployment[2]	6.4	6.0	5.2
UK HPI[3]	4.6	6.1	6.1
UK bank rate	0.1	0.1	0.3
US GDP[1]	5.5	4.0	3.7
US unemployment[4]	6.0	4.8	4.6
US HPI[5]	6.8	6.7	6.3
US federal funds rate	0.3	0.3	0.5
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

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Credit Risk
Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.21%		%	%	%	%
UK GDP[2]	25.9	20.2	3.3	(4.2)	(8.1)
UK unemployment[3]	4.1	4.3	5.1	7.5	9.8
UK HPI[4]	48.2	25.5	1.6	(5.8)	(11.8)
UK bank rate[3]	0.1	0.1	0.4	0.3	0.1
US GDP[2]	23.7	18.3	2.8	(0.2)	(3.2)
US unemployment[3]	3.8	4.2	4.7	8.9	12.0
US HPI[4]	41.2	32.6	3.6	(1.3)	(7.9)
US federal funds rate[3]	0.3	0.3	0.8	1.5	0.8

As at 31.12.20
UK GDP[2]	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment[3]	4.0	4.0	5.7	8.4	10.1
UK HPI[4]	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate[3]	0.1	0.1	—	0.6	0.6
US GDP[2]	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment[3]	3.8	3.8	6.4	13.0	13.7
US HPI[4]	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate[3]	0.1	0.1	0.3	1.3	1.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q121 (2020: Q120).
2Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter in 20 quarter period in Downside scenarios.
4Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

41

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.21%		%	%	%	%
UK GDP[2]	5.2	4.2	3.3	2.6	1.8
UK unemployment[3]	4.6	4.8	5.1	5.7	6.5
UK HPI[4]	8.2	4.7	1.6	—	(1.6)
UK bank rate[3]	0.7	0.6	0.4	0.2	—
US GDP[2]	4.6	3.7	2.8	2.0	1.4
US unemployment[3]	4.1	4.4	4.7	6.3	8.5
US HPI[4]	7.1	5.8	3.6	1.6	(0.4)
US federal funds rate[3]	1.1	0.9	0.8	0.6	0.3

As at 31.12.20
UK GDP[2]	2.5	1.6	0.7	0.1	(0.9)
UK unemployment[3]	5.0	5.3	5.7	6.5	7.2
UK HPI[4]	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate[3]	0.3	0.2	—	—	(0.1)
US GDP[2]	2.9	2.4	1.6	0.8	0.1
US unemployment[3]	5.3	5.7	6.4	8.3	10.4
US HPI[4]	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate[3]	0.5	0.5	0.3	0.3	0.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.
25-year yearly average CAGR, starting 2020 (2020: 2019).
35-year average. Period based on 20 quarters from Q121 (2020: Q120).
45-year quarter end CAGR, starting Q420 (2020: Q419).

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Credit Risk
ECL under 100% weighted scenarios for modelled portfolios
The table below shows the ECL assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime, depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.
All ECL using a model is included, with the exception of Treasury assets (£4m of ECL). Non-modelled exposures and management adjustments are excluded. Management adjustments can be found in the Management adjustments to models for impairment section.
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2021 and not on macroeconomic scenarios.
The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in UK markets rises towards 9.8% and US markets rises towards 12% and there are substantial falls in asset prices including housing. Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £18bn of model exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

43

Credit Risk

	Scenarios
As at 30.06.21	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	131,134	133,584	132,343	130,694	128,711	126,953
Credit cards, unsecured loans and other retail lending	44,014	45,185	44,809	44,307	42,383	39,252
Wholesale loans	160,174	162,762	162,201	160,564	158,614	152,164
Stage 1 Model ECL (£m)
Home loans	4	2	3	4	6	8
Credit cards, unsecured loans and other retail lending	379	269	288	324	456	486
Wholesale loans	248	187	203	224	306	352
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.9	0.6	0.6	0.7	1.1	1.2
Wholesale loans	0.2	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	24,345	21,895	23,136	24,785	26,769	28,526
Credit cards, unsecured loans and other retail lending	7,175	5,733	6,205	6,819	9,066	12,625
Wholesale loans	33,666	31,077	31,639	33,276	35,225	41,676
Stage 2 Model ECL (£m)
Home loans	20	13	15	18	27	39
Credit cards, unsecured loans and other retail lending	1,076	733	841	976	1,544	2,517
Wholesale loans	773	594	646	709	939	1,342
Stage 2 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	15.0	12.8	13.6	14.3	17.0	19.9
Wholesale loans	2.3	1.9	2.0	2.1	2.7	3.2
Stage 3 Model Exposure (£m)
Home loans	1,829	1,829	1,829	1,829	1,829	1,829
Credit cards, unsecured loans and other retail lending	2,374	2,374	2,374	2,374	2,374	2,374
Wholesale loans[1]	1,374	1,374	1,374	1,374	1,374	1,374
Stage 3 Model ECL (£m)
Home loans	324	307	315	325	337	352
Credit cards, unsecured loans and other retail lending	1,878	1,850	1,864	1,875	1,905	1,920
Wholesale loans[1]	67	65	66	67	69	72
Stage 3 Coverage (%)
Home loans	17.7	16.8	17.2	17.8	18.4	19.2
Credit cards, unsecured loans and other retail lending	79.1	77.9	78.5	79.0	80.2	80.9
Wholesale loans[1]	4.9	4.7	4.8	4.9	5.0	5.2
Total Model ECL (£m)
Home loans	348	322	333	347	370	399
Credit cards, unsecured loans and other retail lending	3,333	2,852	2,993	3,175	3,905	4,923
Wholesale loans[1]	1,088	846	915	1,000	1,314	1,766
Total Model ECL	4,769	4,020	4,241	4,522	5,589	7,088
1Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £783m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL	£m
Total model ECL	4,769
ECL from individually assessed impairments on stage 3 loans	783
ECL from non-modelled and other management adjustments[1]	1,678
Total ECL	7,230

1Includes £1.9bn post-model adjustments of which £0.4bn is included as part of total model ECL and £0.2bn ECL from non-modelled exposures.

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Credit Risk
The dispersion of results around the Baseline is an indication of uncertainty around the future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 5.5%, largely driven by credit card losses which have more linear loss profiles than UK home loans and wholesale loan positions.
Home loans: Total weighted ECL of £348m represents a 0.3% increase over the Baseline ECL (£347m), and coverage ratios remain steady across the Upside scenarios, Baseline and Downside 1 scenario. However, total ECL increases in the Downside 2 scenario to £399m, driven by a significant fall in UK HPI (11.8%) reflecting the non-linearity of the UK portfolio.
Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,333m represents a 5% increase over the Baseline ECL (£3,175m) reflecting the range of economic scenarios used, mainly impacted by unemployment and other key retail variables. Total ECL increases to £4,923m under Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase to 19.9% from a weighted scenario approach of 15% and circa £5.5bn increase in model exposure that meets the Significant Increase in Credit Risk criteria and transitions from Stage 1 to Stage 2.
Wholesale loans: Total weighted ECL of £1,088m represents an 8.8% increase over the Baseline ECL (£1,000m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario.

45

Credit Risk

	Scenarios
As at 31.12.20	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	131,422	134,100	133,246	132,414	130,547	128,369
Credit cards, unsecured loans and other retail lending	51,952	53,271	52,932	51,995	50,168	48,717
Wholesale loans	149,099	155,812	154,578	152,141	144,646	131,415
Stage 1 Model ECL (£m)
Home loans	6	4	5	6	14	42
Credit cards, unsecured loans and other retail lending	392	316	340	372	415	415
Wholesale loans	262	242	258	249	278	290
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.8	0.6	0.6	0.7	0.8	0.9
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	19,180	16,502	17,356	18,188	20,055	22,233
Credit cards, unsecured loans and other retail lending	13,399	10,572	11,579	13,176	16,477	19,322
Wholesale loans	32,677	25,963	27,198	29,635	37,130	50,361
Stage 2 Model ECL (£m)
Home loans	37	31	32	33	42	63
Credit cards, unsecured loans and other retail lending	2,207	1,618	1,837	2,138	2,865	3,564
Wholesale loans	1,410	952	1,047	1,223	1,771	2,911
Stage 2 Coverage (%)
Home loans	0.2	0.2	0.2	0.2	0.2	0.3
Credit cards, unsecured loans and other retail lending	16.5	15.3	15.9	16.2	17.4	18.4
Wholesale loans	4.3	3.7	3.8	4.1	4.8	5.8
Stage 3 Model Exposure (£m)
Home loans	1,778	1,778	1,778	1,778	1,778	1,778
Credit cards, unsecured loans and other retail lending	2,585	2,585	2,585	2,585	2,585	2,585
Wholesale loans[1]	2,211	2,211	2,211	2,211	2,211	2,211
Stage 3 Model ECL (£m)
Home loans	307	282	286	290	318	386
Credit cards, unsecured loans and other retail lending	2,003	1,947	1,972	2,001	2,055	2,078
Wholesale loans[1]	146	128	134	141	157	184
Stage 3 Coverage (%)
Home loans	17.3	15.9	16.1	16.3	17.9	21.7
Credit cards, unsecured loans and other retail lending	77.5	75.3	76.3	77.4	79.5	80.4
Wholesale loans[1]	6.6	5.8	6.1	6.4	7.1	8.3
Total Model ECL (£m)
Home loans	350	317	323	329	374	491
Credit cards, unsecured loans and other retail lending	4,602	3,881	4,149	4,511	5,335	6,057
Wholesale loans[1]	1,818	1,322	1,439	1,613	2,206	3,385
Total Model ECL	6,770	5,520	5,911	6,453	7,915	9,933

1Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £902m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL[1]	£m
Total model ECL	6,770
ECL from individually assessed impairments on stage 3 loans	902
ECL from non-modelled and other management adjustments	1,727
Total ECL	9,399
1Includes £1.4bn of post-model adjustments and £0.3bn ECL from non-modelled exposures.

46

Credit Risk
Analysis of specific portfolios and asset types

Payment holidays
Payment holidays are substantially concluded and due to roll off by the end of July 2021. The impact of payment holidays on delinquency performance in the period has been modest and as such detail has not been included in the commentaries below.

Secured home loans
The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2020: 93%) of the Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.21	As at 31.12.20
Gross loans and advances (£m)	155,247	148,343
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.6	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)	3.4	3.2

Average marked to market LTV
Balance weighted %	51.3	50.7
Valuation weighted %	38.0	37.6

New lending	Half year ended 30.06.21	Half year ended 30.06.20
New home loan bookings (£m)	19,120	9,977
New home loan proportion > 90% LTV (%)	0.9	3.7
Average LTV on new home loans: balance weighted (%)	68.7	68.4
Average LTV on new home loans: valuation weighted (%)	61.3	60.0

Home loans principal portfolios – distribution of balances by LTV[1]

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.21
<=75%	74.4	11.8	0.7	86.9	6.0	16.4	24.4	46.8	—	0.1	1.7	—
>75% and <=90%	11.4	0.9	—	12.3	3.9	20.4	10.8	35.1	—	1.2	14.2	0.1
>90% and <=100%	0.7	—	—	0.7	0.4	0.8	3.4	4.6	—	2.0	46.9	0.3
>100%	0.1	—	—	0.1	0.2	2.9	10.4	13.5	0.2	8.1	83.5	9.0
As at 31.12.20
<=75%	75.7	11.6	0.6	87.9	17.9	15.0	19.0	51.9	—	0.1	1.8	—
>75% and <=90%	10.8	0.8	—	11.6	9.7	14.8	7.6	32.1	0.1	1.2	16.0	0.2
>90% and <=100%	0.4	—	—	0.4	0.8	1.5	2.2	4.5	0.1	2.6	35.7	0.7
>100%	0.1	—	—	0.1	0.7	3.4	7.4	11.5	0.7	10.3	69.1	8.0
1Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2021.

The increased level of new business was driven by elevated demand in the house purchase market supported by government intervention including stamp duty relief. Also, with the gradual roll back of COVID restrictions, high LTV products were re-introduced in a phased manner during 2021, including the introduction of a 95% LTV product under the Government’s mortgage guarantee scheme in April 2021. The comparatively lower LTV > 90% new loan proportion is primarily a result of the mortgage guarantee scheme being live for only 3 months of H121.
Head Office: Italian home loans and advances at amortised cost reduced to £5.1bn (2020: £5.7bn). The portfolio is secured on residential property with an average balance weighted mark to market LTV of 61% (2020: 62.1%). 90 day arrears decreased to 1.4% (2020: 1.7%), gross charge-off rates decreased to 0.8% (2020: 1.0%).

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Credit Risk
Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 83% (December 2020: 84%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.21	£m	%	%	%	%
Barclays UK
UK cards	10,202	1.4	0.6	4.9	4.8
UK personal loans	4,075	2.3	1.4	3.9	3.6
Barclays Partner Finance	2,362	0.5	0.2	1.3	1.3
Barclays International
US cards	15,895	1.6	0.9	5.6	5.4
Germany consumer lending	3,398	1.5	0.7	0.9	0.8

As at 31.12.20
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1
UK cards: 30 and 90 day arrears rates reduced by 0.3% and 0.2% to 1.4% and 0.6% respectively, despite balances reducing by c.£1.7bn. The reduction in arrears was driven by continued COVID support measures, along with improved book quality reflecting lower consumer demand, tighter lending criteria and reduced customer credit limits. Gross and net write-off rates increased significantly to 4.9% and 4.8% respectively as a result of the significant reduction in overall balances since the accounts originally charged off. In addition, fewer debt sales in 2020, allowed balances to follow the contractual write-off processes, rather than accelerated write-offs due to debt sales.
UK personal loans: 30 day arrears rate was stable at 2.3% whilst the 90 day arrears rate increased by 0.2% to 1.4%. The increase in late cycle arrears was driven by a higher flow in to delinquency, specifically in Q121, of customers previously granted a payment holiday, as well as an overall reduction in balances. Gross and net write-off rates increased as a result of the reduction in overall balances.
Barclays Partner Finance: 30 and 90 day arrears rates remain stable and in line with December 2020.
US cards: 30 and 90 day arrears rates improved and remain below pre-pandemic levels due to government support schemes and industry payment deferrals that were made available to consumers. These factors also contributed to the decrease in balances.
Germany consumer lending: 30 and 90 day arrears rates decreased, reflecting better-than-expected customer resilience, helped by government support schemes. In addition, improvements in collections processes and the implementation of tighter underwriting criteria helped improve the credit quality of the book.

48

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.21			Half year ended 31.12.20			Half year ended 30.06.20
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	18	30	9	19	23	15	22	38	10
Interest rate risk	8	15	4	11	17	6	9	17	6
Equity risk	10	15	6	10	16	7	15	35	6
Basis risk	7	10	4	10	12	7	10	16	7
Spread risk	4	6	3	5	7	4	5	9	3
Foreign exchange risk	3	6	2	5	7	3	5	7	2
Commodity risk	—	1	—	1	1	—	1	1	—
Inflation risk	2	3	2	2	3	1	1	2	1
Diversification effect[1]	(30)	n/a	n/a	(35)	n/a	n/a	(33)	n/a	n/a
Total management VaR	22	36	13	28	35	20	35	57	18
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.
Average management VaR decreased 21% to £22m (H220: £28m), reflecting a reduction of £5m due to a methodology update which changed the historical lookback period of the VaR model from two years to one year and reduced risk taking in the period. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.

49

Treasury and Capital Risk
The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The liquidity framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The liquidity framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.
Liquidity risk stress testing
The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario.
The CRR (as amended by CRR II) liquidity coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2021, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 30.06.21	As at 31.12.20
	£bn	£bn
Eligible liquidity buffer	280	258
Net stress outflows	(172)	(159)
Surplus	108	99

Liquidity coverage ratio	162%	162%
The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

50

Treasury and Capital Risk

Composition of the Group liquidity pool
	As at 30.06.21				As at 31.12.20
	Liquidity pool	Liquidity pool of which CRD IV LCR eligible[3]			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[1]	224	217	—	—	197

Government bonds[2]
AAA to AA-	39	—	30	1	31
A+ to A-	6	—	1	5	13
BBB+ to BBB-	2	—	2	—	1
Total government bonds	47	—	33	6	45

Other
Government Guaranteed Issuers, PSEs and GSEs	8	—	5	2	10
International Organisations and MDBs	4	—	4	—	6
Covered bonds	7	—	6	2	8
Other	1	—	—	—	—
Total other	20	—	15	4	24

Total as at 30 June 2021	291	217	48	10	266
Total as at 31 December 2020	266	192	55	11
1Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2020: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2Of which over 76% (December 2020: over 78%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.
The Group liquidity pool increased to £291bn as at 30 June 2021 (December 2020: £266bn) driven by continued deposit growth, further borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. During H121, the month-end liquidity pool ranged from £290bn to £308bn (H220: £266bn to £332bn), and the month-end average balance was £296bn (H220: £318bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.
As at 30 June 2021, 60% (December 2020: 64%) of the liquidity pool was located in Barclays Bank PLC, 27% (December 2020: 23%) in Barclays Bank UK PLC and 6% (December 2020: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

51

Treasury and Capital Risk

Deposit funding
	As at 30.06.21			As at 31.12.20
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio[1]	Loan: deposit ratio[1]
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	222	256	87	89
Barclays International	122	245	50	51
Head Office	5
Barclays Group	349	501	70	71
1The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.
Funding structure and funding relationships
The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.
Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.
These funding relationships as at 30 June 2021 are summarised below:

	As at 30.06.21	As at 31.12.20		As at 30.06.21	As at 31.12.20
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost[1]	340	335	Deposits at amortised cost	501	481
Group liquidity pool	291	266	<1 Year wholesale funding	58	43
			>1 Year wholesale funding	101	102
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	419	376	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	362	324
Derivative financial instruments	257	302	Derivative financial instruments	247	301
Other assets[2]	69	71	Other liabilities	39	32
			Equity	68	67
Total assets	1,376	1,350	Total liabilities and equity	1,376	1,350
1Adjusted for liquidity pool debt securities reported at amortised cost of £9bn (December 2020: £8bn).
2Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

52

Treasury and Capital Risk
Composition of wholesale funding
Wholesale funding outstanding (excluding repurchase agreements) was £158.7bn (December 2020: £145bn). In H121, the Group issued £5.9bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.
Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets.
Wholesale funding of £57.8bn (December 2020: £42.7bn) matures in less than one year, representing 36% (December 2020: 29%) of total wholesale funding outstanding. This includes £18.8bn (December 2020: £20.3bn) related to term funding2.

Maturity profile of wholesale funding[1,2]
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	1.2	—	0.8	2.0	4.7	6.8	6.9	5.3	12.1	37.8
Senior unsecured (privately placed)	—	—	0.1	—	0.1	—	0.3	—	—	0.5	0.9
Subordinated liabilities	—	—	—	—	—	—	—	0.9	1.5	6.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.7	8.0	8.9	8.9	29.5	0.4	0.1	—	—	—	30.0
Asset backed commercial paper	2.1	3.2	0.3	0.1	5.7	—	—	—	—	—	5.7
Senior unsecured (public benchmark)	—	0.1	—	1.3	1.4	—	1.0	—	—	0.5	2.9
Senior unsecured (privately placed)[3]	0.9	2.6	2.3	5.3	11.1	7.7	7.5	4.9	3.5	21.8	56.5
Covered Bonds	—	—	—	—	—	—	—	—	—	—	—
Asset backed securities	—	—	0.5	0.1	0.6	0.6	0.1	0.1	0.3	1.4	3.1
Subordinated liabilities	—	0.4	—	1.0	1.4	1.1	0.1	0.1	—	0.9	3.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	1.6	2.0	0.1	0.1	3.8	—	—	—	—	—	3.8
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered Bonds	—	—	—	2.2	2.2	1.7	—	—	—	1.1	5.0
Total as at 30 June 2021	8.3	17.5	12.2	19.8	57.8	16.2	15.9	12.9	10.6	45.3	158.7
Of which secured	2.1	3.2	0.8	2.4	8.5	2.3	0.1	0.1	0.3	2.5	13.8
Of which unsecured	6.2	14.3	11.4	17.4	49.3	13.9	15.8	12.8	10.3	42.8	144.9

Total as at 31 December 2020	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9
1The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.
2Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.
3Includes structured notes of £47.9bn, of which £10.2bn matures within one year.

53

Treasury and Capital Risk
Capital
The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.
Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. With effect from 26 June 2021, the Financial Services Act 2021 amended CRR as amended by CRR II in part. The amendments included an extension to the application of CRR II settlement netting to the CRR leverage exposure which was due to expire on 27 June 2021 under CRR II quick fix measures. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.
On 26 April 2019, a prudential backstop was implemented for qualifying exposures originating after 26 April 2019 that have been non-performing for more than 2 years. Where minimum coverage requirements for qualifying non-performing exposures are not met, the difference must be deducted from CET1 capital. Different conversion factors are applied for secured and unsecured exposures depending on the length of time the exposures have been non-performing. For 2021, the conversion factor applied to secured non-performing exposures is 0% and for unsecured non-performing exposures is 35% prior to any coverage being applied. For H121 the impact to CET1 capital is immaterial.
On 9 July 2021, the PRA published their near final policy statement on the implementation of Basel III standards. The policy statement confirmed the PRA’s intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.40bps benefit in the CET1 ratio will be reversed from 1 January 2022.

54

Treasury and Capital Risk

Capital ratios[1,2,3]	As at 30.06.21	As at 31.03.21	As at 31.12.20
CET1	15.1%	14.6%	15.1%
Tier 1 (T1)	18.9%	18.4%	19.0%
Total regulatory capital	22.3%	21.8%	22.1%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,052	65,105	65,797
Less: other equity instruments (recognised as AT1 capital)	(11,167)	(11,179)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(510)	(303)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(439)	—
Adjustment to retained earnings for foreseeable other equity coupons	(35)	(42)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,447)	(1,496)	(1,146)
Goodwill and intangible assets	(6,814)	(6,504)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(664)	(629)	(595)
Fair value reserves related to gains or losses on cash flow hedges	(665)	(850)	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	934	1,202	870
Defined benefit pension fund assets	(1,828)	(1,192)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,331	2,285	2,556
Other regulatory adjustments	88	(4)	55
CET1 capital	46,225	45,904	46,296

AT1 capital
Capital instruments and related share premium accounts	11,167	11,179	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	648	655	646
Other regulatory adjustments and deductions	(80)	(80)	(80)
AT1 capital	11,735	11,754	11,738

T1 capital	57,960	57,658	58,034

T2 capital
Capital instruments and related share premium accounts	8,969	8,951	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,401	1,641	1,893
Credit risk adjustments (excess of impairment over expected losses)	79	95	57
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,249	68,185	67,660

Total RWAs	306,424	313,356	306,203
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.7%, with £44.9bn of CET1 capital and £306.2bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

55

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.06.21	Six months ended 30.06.21
	£m	£m
Opening CET1 capital	45,904	46,296

Profit for the period attributable to equity holders	2,302	4,201
Own credit relating to derivative liabilities	3	17
Ordinary share dividends paid and foreseen	(380)	(509)
Purchased and foreseeable share repurchase	—	(700)
Other equity coupons paid and foreseen	(187)	(394)
Increase in retained regulatory capital generated from earnings	1,738	2,615

Net impact of share schemes	119	(48)
Fair value through other comprehensive income reserve	70	(250)
Currency translation reserve	(17)	(495)
Other reserves	5	(1)
Increase / (decrease) in other qualifying reserves	177	(794)

Pension remeasurements within reserves	289	103
Defined benefit pension fund asset deduction	(636)	(502)
Net impact of pensions	(347)	(399)

Additional value adjustments (PVA)	49	(301)
Goodwill and intangible assets	(310)	100
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(35)	(69)
Adjustment under IFRS 9 transitional arrangements	(954)	(1,225)
Other regulatory adjustments	3	2
Decrease in regulatory capital due to adjustments and deductions	(1,247)	(1,493)

Closing CET1 capital	46,225	46,225
CET1 capital decreased £0.1bn to £46.2bn (December 2020: £46.3bn).
£4.2bn of capital generated from profits were partially offset by £1.6bn dividends paid and foreseen including £0.7bn for the share buyback announced with FY20 results, a £0.5bn accrual towards a FY21 dividend and £0.4bn of equity coupons paid. Other significant movements in the period were:

•A £0.3bn reduction in the fair value through other comprehensive income reserve driven by a decrease in the fair value of bonds due to increasing bond yields
•A 0.5bn decrease in the currency translation reserves driven by the depreciation of period end EUR and USD against GBP
•A £0.4bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021
•A £0.3bn increase in the PVA deduction due to the removal of temporary regulatory supporting measures applied to certain additional valuation adjustments
•A £1.2bn decrease in IFRS 9 transitional relief, after tax, primarily due to a credit impairment net release, impairment migrations from stage 2 to stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

56

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,151	52,995	437	—	—	163	33	—	11,381	72,160
Corporate and Investment Bank	26,406	71,540	15,343	18,973	101	2,668	17,761	18,010	23,453	194,255
Consumer, Cards and Payments	19,218	2,509	158	40	—	29	—	55	6,948	28,957
Barclays International	45,624	74,049	15,501	19,013	101	2,697	17,761	18,065	30,401	223,212
Head Office	4,591	7,269	—	—	—	—	—	—	(808)	11,052
Barclays Group	57,366	134,313	15,938	19,013	101	2,860	17,794	18,065	40,974	306,424

As at 30.03.21
Barclays UK	7,066	53,512	431	—	—	217	64	—	11,381	72,671
Corporate and Investment Bank	25,832	75,854	13,781	19,218	102	2,452	16,479	24,083	23,452	201,253
Consumer, Cards and Payments	18,621	2,875	178	41	—	28	—	59	6,949	28,751
Barclays International	44,453	78,729	13,959	19,259	102	2,480	16,479	24,142	30,401	230,004
Head Office	4,424	7,065	—	—	—	—	—	—	(808)	10,681
Barclays Group	55,943	139,306	14,390	19,259	102	2,697	16,543	24,142	40,974	313,356

As at 31.12.20
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	378	1,698	1,519	76	3,671
Acquisitions and disposals	(874)	—	—	—	(874)
Book quality	1,074	277	—	—	1,351
Model updates	(1,070)	(186)	—	—	(1,256)
Methodology and policy	(115)	416	(1,289)	—	(988)
Foreign exchange movements[1]	(1,683)	—	—	—	(1,683)
Total RWA movements	(2,290)	2,205	230	76	221
Closing RWAs (as at 30.06.21)	191,679	37,912	35,859	40,974	306,424
1Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

57

Treasury and Capital Risk
Overall RWAs remained broadly stable at £306.4bn (December 2020: £306.2bn).

Credit risk RWAs decreased £2.3bn:
•A £1.1bn increase in book quality is primarily due to reduction in credit quality
•A £1.1bn decrease in model updates primarily due to modelled risk weight recalibrations
•A £1.7bn decrease in FX is due to the depreciation of period end EUR and USD against GBP
Counterparty Credit risk RWAs increased £2.2bn:
•A £1.7bn increase in book size primarily due to an increase in trading activities across SFTs and derivatives
Market risk RWAs increased £0.2bn:
•A £1.5bn increase in book size primarily due to increased client and trading activities
•A £1.3bn decrease in methodology and policy is driven by a change in the historical look back period of the VaR model from two years to one year

58

Treasury and Capital Risk
Leverage ratio and exposures
The Group is subject to a leverage ratio requirement of 3.8% as at 30 June 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn.
The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s adoption of CRR II settlement netting.
On 29 June 2021, the FPC and PRA issued a consultation paper on proposed changes to the UK leverage ratio framework. The consultation states the intention to move to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, some technical changes to the exposure measure have been proposed that will align to the Basel III standards. Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

59

Treasury and Capital Risk

Leverage ratios[1,2]	As at 30.06.21	As at 31.03.21	As at 31.12.20
	£m	£m	£m
Average UK leverage ratio	4.8%	4.9%	5.0%
Average T1 capital[3]	57,280	57,040	57,069
Average UK leverage exposure	1,191,986	1,174,887	1,146,919

UK leverage ratio	5.0%	5.0%	5.3%

CET1 capital	46,225	45,904	46,296
AT1 capital	11,087	11,099	11,092
T1 capital[3]	57,312	57,003	57,388

UK leverage exposure	1,153,570	1,145,413	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	256,636	270,717	302,446
Derivative cash collateral	54,063	51,797	64,798
Securities financing transactions (SFTs)	182,820	189,496	164,034
Loans and advances and other assets	882,814	867,646	818,236
Total IFRS assets	1,376,333	1,379,656	1,349,514

Regulatory consolidation adjustments	(1,406)	(1,926)	(1,144)

Derivatives adjustments
Derivatives netting	(229,123)	(242,857)	(272,275)
Adjustments to collateral	(42,774)	(45,464)	(57,414)
Net written credit protection	16,730	16,814	14,986
Potential future exposure (PFE) on derivatives	135,162	128,454	117,010
Total derivatives adjustments	(120,005)	(143,053)	(197,693)

SFTs adjustments	23,511	22,294	21,114

Regulatory deductions and other adjustments	(22,525)	(18,111)	(17,469)

Weighted off-balance sheet commitments	111,870	118,134	113,704

Qualifying central bank claims	(172,465)	(167,054)	(155,890)

Settlement netting	(41,743)	(44,527)	(21,229)

UK leverage exposure	1,153,570	1,145,413	1,090,907
1Fully loaded average UK leverage ratio was 4.7%, with £55.5bn of T1 capital and £1,190.2bn of leverage exposure. Fully loaded UK leverage ratio was 4.9%, with £56.0bn of T1 capital and £1,152.2bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
2Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3T1 capital is calculated in line with the PRA Handbook.

60

Treasury and Capital Risk
The average UK leverage ratio decreased to 4.8% (December 2020: 5.0%). The average leverage exposure increased by £45.1bn to £1,192.0bn (December 2020: £1,146.9bn) largely driven by an increase in SFTs, TPAs and PFE on derivatives.

The UK leverage ratio decreased to 5.0% (December 2020: 5.3%). The UK leverage exposure increased by £62.7bn to £1,153.6bn (December 2020: £1,090.9bn) primarily driven by a £19.3bn increase in TPAs, a £18.8bn increase in SFTs and a £18.2bn increase in PFE on derivatives due to increased trading activity in CIB.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report H1 2021, expected to be published on 13 August 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1CRR leverage ratio as amended by CRR II.

61

Treasury and Capital Risk
MREL
The Group is currently required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022. As at 30 June 2021, the Group’s MREL requirement was to meet 6.9% of CRR leverage exposures.
On 22 July 2021 the BoE published a consultation paper on its approach to setting MREL. Under the proposed changes to their 2018 Statement of Policy, from 1 January 2022, the Group’s expected MREL requirements will be to meet the higher of: (i) two times the sum of Pillar 1 and Pillar 2A; and (ii) the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures. As the FPC and PRA’s intention is to move to a single UK leverage framework, this means that CRR leverage exposure requirements in relation to MREL may no longer apply from 1 January 2022. Additionally, the proposals clarify that own funds instruments issued by subsidiaries will no longer be eligible to count towards the Group’s MREL from 1 January 2022.
CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios[1,2]	As a percentage of RWAs			As a percentage of CRR leverage exposure
	As at 30.06.21	As at 31.03.21	As at 31.12.20	As at 30.06.21	As at 31.03.21	As at 31.12.20
Total Barclays PLC (the Parent company) own funds and eligible liabilities	33.7%	32.1%	32.7%	7.7%	7.6%	8.0%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	34.4%	32.8%	33.6%	7.9%	7.8%	8.2%

Own funds and eligible liabilities[1,2]				As at 30.06.21	As at 31.03.21	As at 31.12.20
				£m	£m	£m
CET1 capital				46,225	45,904	46,296
AT1 capital instruments and related share premium accounts[3]				11,087	11,099	11,092
T2 capital instruments and related share premium accounts[3]				8,888	8,886	7,733
Eligible liabilities				37,095	34,571	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				103,295	100,460	100,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries				648	655	646
Qualifying T2 capital (including minority interests) issued by subsidiaries				1,401	1,641	1,893
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments				105,344	102,756	102,746

Total RWAs				306,424	313,356	306,203
Total CRR leverage exposure[4]				1,334,929	1,320,628	1,254,157
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
2The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 30 June 2021 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 9.0% and as a percentage of the average UK leverage exposure was 8.7%.
3Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £81m (December 2020: £103m).
4Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

62

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.21	Half year ended 30.06.20
	Notes[1]	£m	£m
Interest and similar income		5,279	6,437
Interest and similar expense		(1,376)	(2,214)
Net interest income		3,903	4,223
Fee and commission income	3	4,682	4,399
Fee and commission expense	3	(976)	(1,090)
Net fee and commission income	3	3,706	3,309
Net trading income		3,482	4,198
Net investment income		152	(136)
Other income		72	27
Total income		11,315	11,621
Credit impairment releases/(charges)		742	(3,738)
Net operating income		12,057	7,883

Staff costs	4	(4,334)	(4,053)
Infrastructure, administration and general expenses	5	(2,798)	(2,510)
Litigation and conduct		(99)	(30)
Operating expenses		(7,231)	(6,593)

Share of post-tax results of associates and joint ventures		154	(31)
Profit on disposal of subsidiaries, associates and joint ventures		(1)	13
Profit before tax		4,979	1,272
Tax charge	6	(759)	(113)
Profit after tax		4,220	1,159

Attributable to:
Equity holders of the parent		3,812	695
Other equity instrument holders		389	427
Total equity holders of the parent		4,201	1,122
Non-controlling interests	7	19	37
Profit after tax		4,220	1,159

Earnings per share		p	p
Basic earnings per ordinary share	8	22.2	4.0
Diluted earnings per ordinary share	8	21.7	3.9
1For notes to the Financial Statements see pages 69 to 94.

63

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes[1]	£m	£m
Profit after tax		4,220	1,159

Other comprehensive income/(loss) that may be recycled to profit or loss:[2]
Currency translation reserve	19	(495)	1,220
Fair value through other comprehensive income reserve	19	(365)	137
Cash flow hedging reserve	19	(911)	912
Other	19	—	(6)
Other comprehensive income that may be recycled to profit		(1,771)	2,263

Other comprehensive income/(loss) not recycled to profit or loss:[2]
Retirement benefit remeasurements	16	103	645
Fair value through other comprehensive income reserve	19	115	(515)
Own credit	19	(47)	496
Other comprehensive income not recycled to profit		171	626

Other comprehensive income for the period		(1,600)	2,889

Total comprehensive income for the period		2,620	4,048

Attributable to:
Equity holders of the parent		2,601	4,011
Non-controlling interests		19	37
Total comprehensive income for the period		2,620	4,048
1For notes to the Financial Statements see pages 69 to 94.
2Reported net of tax.

64

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		As at 30.06.21	As at 31.12.20
Assets	Notes[1]	£m	£m
Cash and balances at central banks		216,963	191,127
Cash collateral and settlement balances		111,921	101,367
Loans and advances at amortised cost	12	348,549	342,632
Reverse repurchase agreements and other similar secured lending		4,459	9,031
Trading portfolio assets		147,239	127,950
Financial assets at fair value through the income statement		194,421	175,151
Derivative financial instruments	10	256,636	302,446
Financial assets at fair value through other comprehensive income		73,260	78,688
Investments in associates and joint ventures		907	781
Goodwill and intangible assets	13	8,196	7,948
Property, plant and equipment		3,581	4,036
Current tax assets		228	477
Deferred tax assets	6	3,771	3,444
Retirement benefit assets	16	2,701	1,814
Other assets		3,501	2,622
Total assets		1,376,333	1,349,514

Liabilities
Deposits at amortised cost	12	500,895	481,036
Cash collateral and settlement balances		101,923	85,423
Repurchase agreements and other similar secured borrowing		20,005	14,174
Debt securities in issue		90,733	75,796
Subordinated Liabilities	14	12,839	16,341
Trading portfolio liabilities		56,986	47,405
Financial liabilities designated at fair value		264,164	249,765
Derivative financial instruments	10	247,034	300,775
Current tax liabilities		592	645
Deferred tax liabilities	6	8	15
Retirement benefit liabilities	16	338	291
Other liabilities		10,928	8,662
Provisions	15	1,772	2,304
Total liabilities		1,308,217	1,282,632

Equity
Called up share capital and share premium	17	4,568	4,637
Other reserves	19	2,856	4,461
Retained earnings		48,461	45,527
Shareholders' equity attributable to ordinary shareholders of the parent		55,885	54,625
Other equity instruments	18	11,167	11,172
Total equity excluding non-controlling interests		67,052	65,797
Non-controlling interests	7	1,064	1,085
Total equity		68,116	66,882

Total equity and liabilities		1,376,333	1,349,514
1For notes to the Financial Statements see pages 69 to 94.

65

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non-controlling interests[2]	Total equity
Half year ended 30.06.21	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	389	—	3,812	4,201	19	4,220
Currency translation movements	—	—	(495)	—	(495)	—	(495)
Fair value through other comprehensive income reserve	—	—	(250)	—	(250)	—	(250)
Cash flow hedges	—	—	(911)	—	(911)	—	(911)
Retirement benefit remeasurements	—	—	—	103	103	—	103
Own credit	—	—	(47)	—	(47)	—	(47)
Total comprehensive income for the period	—	389	(1,703)	3,915	2,601	19	2,620
Equity settled share schemes	25	—	—	289	314	—	314
Other equity instruments coupon paid	—	(389)	—	—	(389)	—	(389)
Vesting of employee share schemes	—	—	4	(397)	(393)	—	(393)
Dividends paid	—	—	—	(173)	(173)	(16)	(189)
Repurchase of shares	(94)	—	94	(700)	(700)	—	(700)
Other movements	—	(5)	—	—	(5)	(24)	(29)
Balance as at 30 June 2021	4,568	11,167	2,856	48,461	67,052	1,064	68,116

Half year ended 31.12.20
Balance as at 1 July 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541
Profit after tax	—	430	—	831	1,261	41	1,302
Currency translation movements	—	—	(1,693)	—	(1,693)	—	(1,693)
Fair value through other comprehensive income reserve	—	—	570	—	570	—	570
Cash flow hedges	—	—	(339)	—	(339)	—	(339)
Retirement benefit remeasurements	—	—	—	(756)	(756)	—	(756)
Own credit	—	—	(1,077)	—	(1,077)	—	(1,077)
Other	—	—	—	11	11	—	11
Total comprehensive income for the period	—	430	(2,539)	86	(2,023)	41	(1,982)
Equity settled share schemes	17	—	—	(300)	(283)	—	(283)
Issue and exchange of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupon paid	—	(430)	—	—	(430)	—	(430)
Vesting of employee share schemes	—	—	4	(20)	(16)	—	(16)
Dividends paid	—	—	—	—	—	(42)	(42)
Other movements	—	(10)	—	(1)	(11)	7	(4)
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882
1Details of share capital, other equity instruments and other reserves are shown on pages 84 to 85.
2Details of non-controlling interests are shown on page 73.

66

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non-controlling interests[2]	Total equity
Half year ended 30.06.20	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	427	—	695	1,122	37	1,159
Currency translation movements	—	—	1,220	—	1,220	—	1,220
Fair value through other comprehensive income reserve	—	—	(378)	—	(378)	—	(378)
Cash flow hedges	—	—	912	—	912	—	912
Retirement benefit remeasurements	—	—	—	645	645	—	645
Own credit	—	—	496	—	496	—	496
Other	—	—	—	(6)	(6)	—	(6)
Total comprehensive income for the period	—	427	2,250	1,334	4,011	37	4,048
Equity settled share schemes	26	—	—	603	629	—	629
Other equity instruments coupon paid	—	(427)	—	—	(427)	—	(427)
Vesting of employee share schemes	—	—	(14)	(327)	(341)	—	(341)
Dividends paid	—	—	—	—	—	(37)	(37)
Other movements	—	—	—	3	3	6	9
Balance as at 30 June 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541
1Details of share capital, other equity instruments and other reserves are shown on pages 84 to 85.
2Details of non-controlling interests are shown on page 73.

67

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.21	Half year ended 30.06.20[1]
	£m	£m
Profit before tax	4,979	1,272
Adjustment for non-cash items[2]	6,900	(1,431)
Net increase in loans and advances at amortised cost[2]	432	(12,868)
Net increase in deposits at amortised cost	19,859	51,126
Net increase in debt securities in issue	13,041	24,183
Changes in other operating assets and liabilities[3]	(5,559)	(6,770)
Corporate income tax paid	(712)	(351)
Net cash from operating activities	38,940	55,161
Net cash from investing activities[2]	(3,389)	(17,844)
Net cash from financing activities	(2,562)	3,133
Effect of exchange rates on cash and cash equivalents	(5,535)	7,814
Net increase/(decrease) in cash and cash equivalents	27,454	48,264
Cash and cash equivalents at beginning of the period[3]	210,142	166,613
Cash and cash equivalents at end of the period[3]	237,596	214,877
1H120 comparative figures have been restated to make the condensed cash flow statement more relevant following a review of the disclosure and the accounting policies applied that was undertaken in H220. Amendments, which were first applied in the Barclays PLC Annual Report 2020, have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes 2 and 3 below quantify the impact of the changes to the respective cash flow categories in H120 and provide further detail.
2Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances at amortised cost in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by the Group following a change in accounting policy and have been presented within investing activities in H121. Comparatives have been restated. The effect of this change was to reclassify £6,245m of net cash outflows from operating activities to investing activities in H120.
3Cash and cash equivalents have been restated to exclude cash collateral and settlement balances, with the exception of balances that the Group holds at central banks related to payment schemes. The effect of this change decreased cash and cash equivalents by £28,301m as at 30 June 2020 and £16,774m as at 31 December 2019. As a result, net cash from operating activities decreased by £11,527m in H120, representing the net increase in the cash collateral and settlement balances line item in this period.

68

Financial Statement Notes

1.Basis of preparation
These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA) and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020. The annual financial statements for the year ended 31 December 2020 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union as well as adopted by the UK. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2020.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2020.
1.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2.Other disclosures
The Credit risk disclosures on pages 28 to 46 form part of these interim financial statements.

69

Financial Statement Notes
2.Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	3,199	8,218	(102)	11,315
Credit impairment releases	443	293	6	742
Net operating income/(expenses)	3,642	8,511	(96)	12,057
Operating expenses	(2,114)	(4,606)	(412)	(7,132)
Litigation and conduct	(22)	(84)	7	(99)
Total operating expenses	(2,136)	(4,690)	(405)	(7,231)
Other net income[1]	—	22	131	153
Profit/(loss) before tax	1,506	3,843	(370)	4,979

As at 30.06.21	£bn	£bn	£bn	£bn
Total assets	311.2	1,046.8	18.3	1,376.3

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	3,171	8,654	(204)	11,621
Credit impairment charges	(1,064)	(2,619)	(55)	(3,738)
Net operating income/(expenses)	2,107	6,035	(259)	7,883
Operating expenses	(2,041)	(4,405)	(117)	(6,563)
Litigation and conduct	(11)	(11)	(8)	(30)
Total operating expenses	(2,052)	(4,416)	(125)	(6,593)
Other net income/(expenses)[1]	13	10	(41)	(18)
Profit/(loss) before tax	68	1,629	(425)	1,272

As at 31.12.20	£bn	£bn	£bn	£bn
Total assets	289.1	1,041.8	18.6	1,349.5
1Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region[1]
	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
United Kingdom	5,895	5,989
Europe	1,222	1,199
Americas	3,608	3,776
Africa and Middle East	20	20
Asia	570	637
Total	11,315	11,621
1The geographical analysis is based on the location of the office where the transactions are recorded.

70

Financial Statement Notes
3.Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	408	1,181	—	1,589
Advisory	83	459	1	543
Brokerage and execution	109	553	—	662
Underwriting and syndication	—	1,715	—	1,715
Other	35	73	3	111
Total revenue from contracts with customers	635	3,981	4	4,620
Other non-contract fee income	—	62	—	62
Fee and commission income	635	4,043	4	4,682
Fee and commission expense	(108)	(861)	(7)	(976)
Net fee and commission income	527	3,182	(3)	3,706

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	386	1,157	—	1,543
Advisory	79	306	1	386
Brokerage and execution	102	685	—	787
Underwriting and syndication	—	1,468	—	1,468
Other	38	115	2	155
Total revenue from contracts with customers	605	3,731	3	4,339
Other non-contract fee income	—	60	—	60
Fee and commission income	605	3,791	3	4,399
Fee and commission expense	(148)	(940)	(2)	(1,090)
Net fee and commission income	457	2,851	1	3,309
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

71

Financial Statement Notes
4.Staff costs

	Half year ended 30.06.21	Half year ended 30.06.20
Compensation costs	£m	£m
Upfront bonus charge	824	476
Deferred bonus charge	262	269
Other incentives	6	4
Performance costs	1,092	749
Salaries	2,117	2,153
Social security costs	336	317
Post-retirement benefits	275	268
Other compensation costs	223	254
Total compensation costs	4,043	3,741

Other resourcing costs
Outsourcing	171	175
Redundancy and restructuring	23	39
Temporary staff costs	55	58
Other	42	40
Total other resourcing costs	291	312

Total staff costs	4,334	4,053

Barclays Group compensation costs as a % of total income	35.7	32.2
No material awards have yet been granted in relation to the 2021 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements. One of the primary considerations when evaluating the accrual is Group and business level returns, aligning colleague and shareholder interests.
The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The present value of the fixed forward price to be paid under these outstanding contracts is £158m and has been recorded in retained earnings.
5.Infrastructure, administration and general expenses

	Half year ended 30.06.21	Half year ended 30.06.20
Infrastructure costs	£m	£m
Property and equipment	709	757
Depreciation and amortisation	832	751
Lease payments	20	26
Impairment of property, equipment and intangible assets	304	32
Total infrastructure costs	1,865	1,566

Administration and general expenses
Consultancy, legal and professional fees	262	270
Marketing and advertising	163	158
Other administration and general expenses	508	516
Total administration and general expenses	933	944

Total infrastructure, administration and general expenses	2,798	2,510

72

Financial Statement Notes
6.Tax
The tax charge for H121 was £759m (H120: £113m), representing an effective tax rate of 15.2% (H120: 8.9%). The effective tax rate for H121 includes a benefit recognised as a result of the increase in the UK corporation tax rate and absent this benefit the tax charge would have been £1,151m and the effective tax rate would have been 23.1%. The H120 effective tax rate included a benefit recognised for re-measurement of the Group’s UK deferred tax assets as a result of UK corporation tax previously being maintained at a rate of 19%. Included in the H121 tax charge is a credit of £104m (H120: £112m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.
In its Budget held in March 2021, the UK Government announced that the UK rate of corporation tax will increase from 19% to 25% from 1 April 2023. This legislative change has been enacted, resulting in the Group’s UK deferred tax assets increasing by £223m with a tax benefit in the income statement of £392m and a tax charge within other comprehensive income of £169m.
The UK Government also announced that it will undertake a review of the additional 8% banking surcharge during 2021. The Budget Report issued on 3 March 2021 outlines that “the government will set out how it intends to ensure that the combined rate of tax on banks’ profits does not increase substantially from its current level”. Any subsequent reduction in the banking surcharge arising from the Government’s review would result in a tax charge in the income statement and tax credit within the other comprehensive income upon enactment as the Group’s UK deferred tax assets are again re-measured and decreased, the timing of which is uncertain but is expected to occur in H122.
In the USA, the Biden administration published in April 2021 The Made In America Tax Plan, which proposes an increase in the US federal corporate income tax rate. This would result in a re-measurement to increase the Group’s US deferred tax assets upon enactment, the timing of which is uncertain. In addition, revisions to international elements of the US tax regime are being considered that could affect the Group’s US tax position in future.
The G7 finance ministers published a communiqué on 5 June 2021 which sets out high level political agreement on global tax reform, including the implementation of a global minimum tax rate. The Group will continue to monitor developments and assess the potential impact of associated future legislative changes.

	As at 30.06.21	As at 31.12.20
Deferred tax assets and liabilities	£m	£m
USA	1,908	2,049
UK	1,380	886
Other territories	483	509
Deferred tax assets	3,771	3,444
Deferred tax liabilities	(8)	(15)

Analysis of deferred tax assets
Temporary differences	2,972	2,709
Tax losses	799	735
Deferred tax assets	3,771	3,444
7.Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.21	Half year ended 30.06.20	As at 30.06.21	As at 31.12.20
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	13	28	529	529
- Upper T2 instruments	3	9	533	533
Other non-controlling interests	3	—	2	23
Total	19	37	1,064	1,085

73

Financial Statement Notes
8.Earnings per share

	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
Profit attributable to ordinary equity holders of the parent	3,812	695

	m	m
Basic weighted average number of shares in issue	17,140	17,294
Number of potential ordinary shares	467	319
Diluted weighted average number of shares	17,607	17,613

	p	p
Basic earnings per ordinary share	22.2	4.0
Diluted earnings per ordinary share	21.7	3.9

9.Dividends on ordinary shares
A half year dividend for 2021 of 2.0p (H120: 0p) per ordinary share will be paid on 17 September 2021 to shareholders on the register on 13 August 2021.

	Half year ended 30.06.21		Half year ended 30.06.20
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	1.0	173	—	—
For qualifying US and Canadian resident ADR holders, the half year dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing 4 shares). The ADR depositary will post the half year dividend on 17 September 2021 to ADR holders on the record at close of business on 13 August 2021.
The Directors have confirmed their intention to initiate a share buyback of up to £500m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2021. The financial statements for the six months ended 30 June 2021 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

74

Financial Statement Notes
10.Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.21	£m	£m	£m
Foreign exchange derivatives	5,654,026	66,963	(64,194)
Interest rate derivatives	37,888,009	134,734	(123,436)
Credit derivatives	920,030	5,469	(5,960)
Equity and stock index and commodity derivatives	1,541,007	48,530	(52,444)
Derivative assets/(liabilities) held for trading	46,003,072	255,696	(246,034)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	91,278	806	—
Derivatives designated as fair value hedges	107,879	128	(993)
Derivatives designated as hedges of net investments	1,595	6	(7)
Derivative assets/(liabilities) designated in hedge accounting relationships	200,752	940	(1,000)

Total recognised derivative assets/(liabilities)	46,203,824	256,636	(247,034)

As at 31.12.20
Foreign exchange derivatives	5,554,037	84,739	(84,381)
Interest rate derivatives	35,257,371	172,144	(162,402)
Credit derivatives	847,845	4,605	(5,004)
Equity and stock index and commodity derivatives	1,510,718	40,392	(48,008)
Derivative assets/(liabilities) held for trading	43,169,971	301,880	(299,795)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	74,437	386	—
Derivatives designated as fair value hedges	114,556	155	(980)
Derivatives designated as hedges of net investments	791	25	—
Derivative assets/(liabilities) designated in hedge accounting relationships	189,784	566	(980)

Total recognised derivative assets/(liabilities)	43,359,755	302,446	(300,775)
The IFRS netting posted against derivative assets was £33bn including £4bn of cash collateral netted (December 2020: £44bn including £5bn cash collateral netted) and £31bn for liabilities including £5bn of cash collateral netted (December 2020: £42bn including £7bn of cash collateral netted). Derivative asset exposures would be £230bn (December 2020: £276bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £36bn (December 2020: £43bn). Similarly, derivative liabilities would be £225bn (December 2020: £276bn) lower reflecting counterparty netting and cash collateral placed of £31bn (December 2020: £43bn). In addition, non-cash collateral of £5bn (December 2020: £5bn) was held in respect of derivative assets and £3bn (December 2020: £4bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

75

Financial Statement Notes
11.Fair value of financial instruments
This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2020 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.21	£m	£m	£m	£m
Trading portfolio assets	73,405	71,282	2,552	147,239
Financial assets at fair value through the income statement	1,229	185,415	7,777	194,421
Derivative financial instruments	11,643	241,336	3,657	256,636
Financial assets at fair value through other comprehensive income	21,375	51,837	48	73,260
Investment property	—	—	8	8
Total assets	107,652	549,870	14,042	671,564

Trading portfolio liabilities	(30,911)	(26,058)	(17)	(56,986)
Financial liabilities designated at fair value	(142)	(263,710)	(312)	(264,164)
Derivative financial instruments	(11,227)	(230,207)	(5,600)	(247,034)
Total liabilities	(42,280)	(519,975)	(5,929)	(568,184)

As at 31.12.20
Trading portfolio assets	60,671	65,416	1,863	127,950
Financial assets at fair value through the income statement	4,503	162,142	8,506	175,151
Derivative financial instruments	9,155	288,822	4,469	302,446
Financial assets at fair value through other comprehensive income	19,792	58,743	153	78,688
Investment property	—	—	10	10
Total assets	94,121	575,123	15,001	684,245

Trading portfolio liabilities	(24,391)	(22,986)	(28)	(47,405)
Financial liabilities designated at fair value	(159)	(249,251)	(355)	(249,765)
Derivative financial instruments	(8,762)	(285,774)	(6,239)	(300,775)
Total liabilities	(33,312)	(558,011)	(6,622)	(597,945)

76

Financial Statement Notes
The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.21		As at 31.12.20
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	916	(1,269)	1,613	(1,615)
Foreign exchange derivatives	151	(129)	144	(143)
Credit derivatives	100	(364)	196	(351)
Equity derivatives	2,490	(3,838)	2,498	(4,112)
Commodity derivatives	—	—	18	(18)
Corporate debt	981	(38)	698	(3)
Reverse repurchase and repurchase agreements	—	(161)	—	(174)
Non-asset backed loans	6,338	—	6,394	—
Asset backed securities	562	—	767	(24)
Equity cash products	402	—	542	—
Private equity investments	979	(16)	873	(14)
Other[1]	1,123	(114)	1,258	(168)
Total	14,042	(5,929)	15,001	(6,622)
1Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (period ended 31 December 2020: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

77

Financial Statement Notes

Level 3 movement analysis
						Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers
	As at 01.01.21	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out	As at 30.06.21
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	—	—	25	—	—	40	(11)	423
Non-asset backed loans	709	620	(131)	—	(84)	13	—	—	124	(106)	1,145
Asset backed securities	686	112	(294)	—	—	(10)	—	—	43	(48)	489
Equity cash products	214	13	(17)	—	—	32	—	—	29	(9)	262
Other	103	21	—	—	(51)	(1)	—	—	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	—	(135)	59	—	—	398	(175)	2,552

Non-asset backed loans	5,580	698	(299)	—	(687)	(119)	—	—	69	(48)	5,194
Equity cash products	326	160	(194)	—	—	(171)	18	—	1	—	140
Private equity investments	874	106	(9)	—	(8)	(5)	92	—	—	(71)	979
Other	1,726	2,291	(2,389)	—	(162)	(19)	1	—	16	—	1,464
Financial assets at fair value through the income statement	8,506	3,255	(2,891)	—	(857)	(314)	111	—	86	(119)	7,777

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	4	—	—	(5)	—	—	2	—	—	48
Assets at fair value through other comprehensive income	153	4	—	—	(5)	—	—	2	—	(106)	48

Investment property	10	—	(2)	—	—	—	—	—	—	—	8
	—										—
Trading portfolio liabilities	(28)	(3)	14	—	—	(7)	—	—	—	7	(17)

Financial liabilities designated at fair value	(355)	—	—	—	98	7	(2)	—	(78)	18	(312)

Interest rate derivatives	(2)	9	—	—	33	(121)	4	—	21	(297)	(353)
Foreign exchange derivatives	1	—	—	—	58	(6)	—	—	3	(34)	22
Credit derivatives	(155)	(117)	2	—	(5)	12	(1)	—	1	(1)	(264)
Equity derivatives	(1,614)	(315)	(1)	—	(32)	(221)	(1)	—	28	808	(1,348)
Net derivative financial instruments[1]	(1,770)	(423)	1	—	54	(336)	2	—	53	476	(1,943)

Total	8,379	3,904	(3,407)	—	(845)	(591)	111	2	459	101	8,113
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,657m and derivative financial liabilities were £5,600m.

78

Financial Statement Notes

Level 3 movement analysis
	As at 01.01.20	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	25	—	—	—	(26)	—	—	4	(17)	106
Non-asset backed loans	974	1,926	(740)	—	(4)	(111)	—	—	97	(320)	1,822
Asset backed securities	656	249	(224)	—	(76)	(12)	—	—	41	(11)	623
Equity cash products	392	2	(4)	—	—	(67)	—	—	28	(4)	347
Other	122	48	—	—	—	2	—	—	8	—	180
Trading portfolio assets	2,264	2,250	(968)	—	(80)	(214)	—	—	178	(352)	3,078

Non-asset backed loans	5,494	1,050	(270)	—	(410)	381	—	—	—	(58)	6,187
Equity cash products	835	14	—	—	—	(22)	(28)	—	—	—	799
Private equity investments	900	19	(6)	—	(2)	2	(44)	—	23	(12)	880
Other	1,271	1,870	(2,017)	—	(18)	(8)	64	—	24	—	1,186
Financial assets at fair value through the income statement	8,500	2,953	(2,293)	—	(430)	353	(8)	—	47	(70)	9,052

Non-asset backed loans	343	79	—	—	(157)	—	—	(3)	—	—	262
Asset backed securities	86	—	(1)	—	—	1	—	(1)	—	—	85
Assets at fair value through other comprehensive income	429	79	(1)	—	(157)	1	—	(4)	—	—	347

Investment property	13	—	(1)	—	—	—	(2)	—	2	(2)	10

Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—

Financial liabilities designated at fair value	(362)	—	1	(3)	—	(10)	2	—	(22)	25	(369)

Interest rate derivatives	(206)	18	—	—	10	268	1	—	300	(10)	381
Foreign exchange derivatives	(7)	—	—	—	(12)	89	—	—	5	(8)	67
Credit derivatives	198	(258)	11	—	(376)	151	1	—	2	8	(263)
Equity derivatives	(819)	(448)	(1)	—	17	(90)	—	—	(5)	(23)	(1,369)
Net derivative financial instruments[1]	(834)	(688)	10	—	(361)	418	2	—	302	(33)	(1,184)

Total	10,010	4,594	(3,252)	(3)	(1,028)	548	(6)	(4)	507	(432)	10,934
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £7,748m and derivative financial liabilities were £8,932m.

79

Financial Statement Notes
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.21				Half year ended 30.06.20
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	35	—	—	35	(177)	—	—	(177)
Financial assets at fair value through the income statement	(201)	114	—	(87)	397	(53)	—	344
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(2)	(2)
Investment properties	—	—	—	—	—	(2)	—	(2)
Trading portfolio liabilities	(6)	—	—	(6)	—	—	—	—
Financial liabilities designated at fair value	7	—	—	7	(16)	(1)	—	(17)
Net derivative financial instruments	(367)	—	—	(367)	248	—	—	248
Non-current assets/liabilities held for sale	—	—	—	—	—	—	—	—
Total	(532)	114	—	(418)	452	(56)	(2)	394
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.
Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.21				As at 31.12.20
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	52	—	(83)	—	82	—	(123)	—
Foreign exchange derivatives	6	—	(10)	—	6	—	(11)	—
Credit derivatives	53	—	(44)	—	55	—	(44)	—
Equity derivatives	185	—	(193)	—	174	—	(179)	—
Commodity derivatives	2	—	(2)	—	2	—	(2)	—
Corporate debt	22	—	(16)	—	16	—	(14)	—
Non-asset backed loans	202	—	(310)	—	190	3	(409)	(3)
Equity cash products	130	—	(119)	—	158	—	(141)	—
Private equity investments	223	—	(198)	—	199	—	(227)	—
Other[1]	18	—	(18)	—	21	—	(21)	—
Total	893	—	(993)	—	903	3	(1,171)	(3)
1Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

80

Financial Statement Notes
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £893m (December 2020: £906m) or to decrease fair values by up to £993m (December 2020: £1,174m) with substantially all the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.21	As at 31.12.20
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(500)	(493)
Uncollateralised derivative funding	(80)	(115)
Derivative credit valuation adjustments	(210)	(268)
Derivative debit valuation adjustments	91	113
•Exit price adjustments derived from market bid-offer spreads increased by £7m to £500m
•Uncollateralised derivative funding decreased by £35m to £80m as a result of tightening input funding spreads
•Derivative credit valuation adjustments decreased by £58m to £210m as a result of tightening input counterparty credit spreads
•Derivative debit valuation adjustments decreased by £22m to £91m as a result of tightening input Barclays Bank PLC credit spreads
Portfolio exemption
The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £126m (December 2020: £116m) for financial instruments measured at fair value and £240m (December 2020: £247m) for financial instruments carried at amortised cost. There are additions of £32m (December 2020: £27m) and amortisation and releases of £22m (December 2020: £24m) for financial instruments measured at fair value and additions of £nil (December 2020: £6m) and amortisation and releases of £7m (December 2020: £14m) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £1,241m (December 2020: £1,494m).

81

Financial Statement Notes
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.21		As at 31.12.20
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	348,549	347,733	342,632	340,516
Reverse repurchase agreements and other similar secured lending	4,459	4,459	9,031	9,031

Financial liabilities
Deposits at amortised cost	(500,895)	(500,933)	(481,036)	(481,106)
Repurchase agreements and other similar secured borrowing	(20,005)	(20,005)	(14,174)	(14,174)
Debt securities in issue	(90,733)	(92,746)	(75,796)	(77,813)
Subordinated liabilities	(12,839)	(13,434)	(16,341)	(16,918)
12.Loans and advances and deposits at amortised cost

	As at 30.06.21	As at 31.12.20
	£m	£m
Loans and advances at amortised cost to banks	11,032	8,900
Loans and advances at amortised cost to customers	309,194	309,927
Debt securities at amortised cost	28,323	23,805
Total loans and advances at amortised cost	348,549	342,632

Deposits at amortised cost from banks	17,165	17,343
Deposits at amortised cost from customers	483,730	463,693
Total deposits at amortised cost	500,895	481,036
13.Goodwill and intangible assets
Goodwill and intangible assets are allocated to business operations according to business segments as follows:

	As at 30.06.21			As at 31.12.20
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,570	5,130	3,560	1,618	5,178
Barclays International	286	2,735	3,021	289	2,435	2,724
Head Office	42	3	45	42	4	46
Total	3,888	4,308	8,196	3,891	4,057	7,948
The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2020. The outcome of this review is disclosed on pages 332-335 of the Barclays PLC Annual Report 2020. The review highlighted that there had been a significant reduction in the value in use of the Personal Banking and Business Banking cash generating units within Barclays UK. No impairment was recognised as a result of the review as value in use exceeded carrying amount. Since the 2020 impairment review, management have observed improvements in the UK macroeconomic environment and interest rate outlook. The Group’s goodwill and intangible assets have been reviewed for indicators of impairment in the period, with no indicators being identified.

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14.Subordinated liabilities

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	16,341	18,156
Issuances	1,734	1,438
Redemptions	(4,534)	(3,464)
Other	(702)	211
Closing balance	12,839	16,341
Issuances of £1,734m comprise £855m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes and £724m USD 3.811% Fixed Rate Resetting Subordinated Callable Notes, both issued externally by Barclays PLC and £82m ZAR Floating Rate Notes and £73m USD Floating Rate Notes issued externally by Barclays subsidiaries.
Redemptions of £4,534m comprise £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes and £86m EUR Subordinated Floating Rate Notes, issued externally by Barclays Bank PLC and £73m USD Floating Rate Notes issued externally by a Barclays subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
15.Provisions

	As at 30.06.21	As at 31.12.20
	£m	£m
Customer redress	449	497
Legal, competition and regulatory matters	223	268
Redundancy and restructuring	88	158
Undrawn contractually committed facilities and guarantees	713	1,064
Onerous contracts	14	28
Sundry provisions	285	289
Total	1,772	2,304
16.Retirement benefits
As at 30 June 2021, the Group’s IAS 19 pension surplus across all schemes was £2.4bn (December 2020: £1.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £2.6bn (December 2020: £1.8bn). The movement for the UKRF was driven by payment of deficit reduction contributions, and an increase in the discount rate, partially offset by higher than expected long-term price inflation.
UKRF funding valuations
The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit reduction contributions paid over the year. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. £350m of the 2021 deficit reduction contributions were paid in April 2021, with the remaining £350m for 2021 due in September 2021. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

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17.Called up share capital

	Ordinary share capital	Share premium	Total share capital and share premium
Half year ended 30.06.21	£m	£m	£m
Opening balance as at 1 January	4,340	297	4,637
Issue of shares under employee share schemes	3	22	25
Repurchase of shares	(94)	—	(94)
Closing balance	4,249	319	4,568
Called up share capital comprised 16,998m (December 2020: 17,359m) ordinary shares of 25p each. The decrease is mainly due to the repurchase of 377m shares as part of the £0.7bn share buyback, partially offset by an increase due to the issuance of shares under employee share schemes.
18.Other equity instruments

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	11,172	10,871
Issuances	—	1,142
Redemptions	—	(831)
Securities held by the Group	(5)	(10)
Closing balance	11,167	11,172
Other equity instruments of £11,167m (December 2020: £11,172m) include AT1 securities issued by Barclays PLC. There have been no issuances or redemptions in the period.
The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.
All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.
19.Other reserves

	As at 30.06.21	As at 31.12.20
	£m	£m
Currency translation reserve	2,376	2,871
Fair value through other comprehensive income reserve	(245)	5
Cash flow hedging reserve	664	1,575
Own credit reserve	(1,001)	(954)
Other reserves and treasury shares	1,062	964
Total	2,856	4,461
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

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As at 30 June 2021, there was a credit balance of £2,376m (December 2020: £2,871m credit) in the currency translation reserve. The £495m debit movement principally reflects the strengthening of GBP against USD and EUR during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.
As at 30 June 2021, there was a debit balance of £245m (December 2020: £5m credit) in the fair value through other comprehensive income reserve. The loss of £250m is principally driven by a loss of £325m from the decrease in fair value of bonds due to increasing bond yields and £199m of net gains transferred to the income statement. This is partially offset by a gain of £114m due to an increase in the Absa Group Limited share price and a tax credit of £168m. £8m release in impairment was also noted during the period.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2021, there was a credit balance of £664m (December 2020: £1,575m credit) in the cash flow hedging reserve. The decrease of £911m principally reflects a £902m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased and £287m of gains transferred to the income statement. This is partially offset by a tax credit of £282m.
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2021, there was a debit balance of £1,001m (December 2020: £954m debit) in the own credit reserve. The movement of £47m principally reflects a £266m loss from the tightening of Barclays’ funding spreads. This is partially offset by other activity of £100m and a tax credit of £115m.
Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.
As at 30 June 2021, there was a credit balance of £1,062m (December 2020: £964m credit) in other reserves and treasury shares. This is driven by an increase of £94m due to the repurchase of 377m shares as part of the £0.7bn share buyback and a £4m increase due to a reduction in treasury shares held in relation to employee share schemes.
20.Contingent liabilities and commitments

	As at 30.06.21	As at 31.12.20
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	13,519	15,665
Performance guarantees, acceptances and endorsements	5,679	5,944
Total	19,198	21,609

Commitments
Documentary credits and other short-term trade related transactions	1,017	1,086
Standby facilities, credit lines and other commitments	345,281	331,963
Total	346,298	333,049
In addition to the above, Note 21, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays.
21.Legal, competition and regulatory matters
The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition

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and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 15, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.
Matters are ordered under headings corresponding to the financial statements in which they are disclosed.
1.Barclays PLC and Barclays Bank PLC
Investigations into certain advisory services agreements and related civil action
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed.
Civil action

In 2021, the High Court of Justice (High Court) dismissed a claim brought by PCP Capital Partners LLP and PCP International Finance Limited (PCP) against Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from certain statements made by Barclays Bank PLC to PCP relating to the November 2008 capital raising. PCP’s application to appeal the High Court’s decision has also been refused which concludes these proceedings.
Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO closed its investigation with no action to be taken against the Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m, have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m, paid in June 2021.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

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Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs have filed motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR.
Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action

In July 2021, the New Mexico Attorney General, on behalf of the New Mexico State Investment Council, filed an antitrust class action in the US District Court for the District of New Mexico against Barclays PLC, Barclays Bank PLC, BCI and other financial institutions. The plaintiff alleges that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiff alleges violations of the Antitrust Act and the CEA, and unjust enrichment under state law.
Foreign Exchange investigations and related civil actions
In 2015, the Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. The Group continues to provide relevant information to certain authorities.
The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Group’s operating results, cash flows or financial position.
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

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FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in 2020.
Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs have filed an amended complaint.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.
These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.
Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the US Department of Justice (DoJ), the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.

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Government and agency securities civil actions and related matters
Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Group provided information in cooperation with such investigations.

Civil actions have also been filed on the basis of similar allegations, as described below.
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
In one of the actions filed in the SDNY, the court granted the defendants’ motions to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints, two of which have been consolidated, have been filed in the SDNY (the third complaint was filed in June 2021). In the consolidated SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs may appeal.
Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to resolve these matters. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.
In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to final court approval.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in

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2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs, BDC has appealed.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending decisions on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss one action. The remaining action is stayed pending any appeal in the former case.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.
Derivative transactions civil action
In July 2021, Vestia (a Dutch housing association) issued a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2012. The claim has not been served on Barclays.
Skilled person review and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to

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remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA’s methodology. The remaining scope of the skilled person review is ongoing and the skilled person is expected to report in the fourth quarter of 2021.
It is not currently possible to predict the outcome of the skilled person review and/or whether remediation activity will be undertaken or required in relation to other parts of CFS’ loan portfolio and the scope of, and methodology for, any such remediation.
2.Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
Investigation into UK cards’ affordability

The FCA is investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. Barclays is providing information in cooperation with the investigation.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).
Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. One local authority has obtained permission to pursue an appeal against this decision, while the claims brought by the other local authorities have been settled on terms such that the parties have agreed not to pursue these claims and to bear their own costs.
3.Barclays PLC

Alternative trading systems
Barclays PLC has been named as a defendant in a claim brought in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system. Such claim was settled in 2016, as previously disclosed. This new shareholder claim is seeking unquantified damages.
General
The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s

91

Financial Statement Notes
results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
22.Related party transactions
Related party transactions in the half year ended 30 June 2021 were similar in nature to those disclosed in the Barclays PLC Annual Report 2020. No related party transactions that have taken place in the half year ended 30 June 2021 have materially affected the financial position or the performance of the Group during this period.

23. Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has become a priority for global regulators. The FCA and other global regulators have instructed market participants to prepare for the cessation of LIBOR after the end of 2021, and to adopt RFRs. While it is expected that most reforms affecting the Group will be completed by the end of 2021, consultations and regulatory changes are in progress and as certain US Dollar tenors will continue to be published up to mid-2023, significant remediation efforts will continue beyond the end of 2021.

How the Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme, further detail on the transition programme is available in the Barclays PLC Annual Report 2020 (page 367).
In March 2021, the FCA announced the dates that panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available, these are: immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after 30 June 2023, in the case of the remaining US dollar settings. Throughout 2021, the FCA will consult with market participants to require continued publication on a ‘synthetic’ basis for some sterling LIBOR settings and, for 1 additional year, some Japanese yen LIBOR settings.
Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The transition we are undertaking is at the request of the regulators, in line with their expectations and according to the regulatory endorsed timetable. The rates to which clients and customers are being transitioned are endorsed by the regulators. We are making disclosures as part of the transition to clarify the rate to be applied and the potential risks inherent in the transition. Barclays is actively engaging with counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when most IBORs are expected to cease to be published, or will be published on a non-representative basis for a limited time.
Barclays is working with central clearing counterparties where the transition of cleared derivative contracts will follow a market-wide, standardised approach to reform. Barclays is working to the UK Risk Free Rate Working Group (RFRWG) target of completion of active conversion of, and/or addition of robust fallbacks to legacy GBP LIBOR contracts, where viable by the end of Q321. Additionally, plans are in place to address non-GBP and other official sector industry milestones and targets.
Progress made during H121
Building on the progress made in 2020, the Group has delivered further alternative RFR product capabilities and alternatives to LIBOR across loans, bonds and derivatives. Client outreach is progressing to plan and we have continued to engage actively with customers and counterparties to transition or include the appropriate fallback provisions. The Group has in place detailed plans, processes and procedures to support the transition of the remainder during 2021. Barclays has adhered to the ISDA IBOR Fallbacks Protocol for its major derivative dealing entities and we continue to track progress and engage with clients on their own adherence. Following the progress made during 2020, the Group continues to deliver technology and business process changes in preparation for LIBOR cessation and transitions to RFRs that will be necessary during 2021 and beyond in line with official sector expectations and milestones.
The Group met the Q121 UK RFRWG milestone to cease initiation of GBP LIBOR linked loans, securitisations or linear derivatives and the Q221 milestones to cease initiation of new non-linear derivatives, exchange traded futures and Bank Of Japan milestone to cease issuance of JPY LIBOR linked loans and bonds. The Group has put in place controls so that any exceptions or exemptions are approved, and is taking a similar approach to forthcoming cessation milestones.

92

Financial Statement Notes

24.Barclays PLC parent company balance sheet

	As at 30.06.21	As at 31.12.20
Assets	£m	£m
Investment in subsidiaries	58,828	58,886
Loans and advances to subsidiaries	23,295	24,710
Financial assets at fair value through the income statement	21,046	17,521
Derivative financial instruments	2	7
Other assets	19	65
Total assets	103,190	101,189

Liabilities
Deposits at amortised cost	476	482
Cash collateral and settlement balances	—	—
Debt securities in issue	26,663	28,428
Subordinated liabilities	9,170	7,724
Financial liabilities designated at fair value	12,130	9,507
Other liabilities	135	176
Total liabilities	48,574	46,317

Equity
Called up share capital	4,249	4,340
Share premium account	319	297
Other equity instruments	11,169	11,169
Other reserves	488	394
Retained earnings	38,391	38,672
Total equity	54,616	54,872

Total liabilities and equity	103,190	101,189
Investment in subsidiaries
The investment in subsidiaries of £58,828m (December 2020: £58,886m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £10,995m (December 2020: £10,995m). Barclays PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.
Financial assets and liabilities designated at fair value
Financial liabilities designated at fair value of £12,130m (December 2020: £9,507m) comprises material issuances during the period of €750m Floating Notes, $1,000m Fixed Rate Resetting Senior Callable Notes, 600m AUD Fixed-to-Floating and Floating Rate Debt Instruments, and 77,000m JPY Fixed Rate Resetting Senior Callable Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £21,046m (December 2020: £17,521m).
Loans and advances to subsidiaries
During the period, loans and advances to subsidiaries decreased by £1,415m to £23,295m (December 2020: £24,710m). The decrease was driven by the maturity of £2,200m senior loans to Barclays Bank PLC and a foreign exchange impact of £500m due to appreciation of GBP against major currencies (although the negative FX impact is offset across the balance sheet liabilities). There was also a £700m decrease in relation to the share buyback which took place in Q1 2020. This decrease was partially offset by £1,600m of new issuances of dated subordinated notes by Barclays Bank PLC to Barclays PLC and £776m dividend receipts from Barclays Bank PLC and Barclays Execution Services Limited.
Subordinated liabilities and debt securities in issue

93

Financial Statement Notes
During H121, Barclays PLC issued €1,000m and $1,000m of Fixed Rate Resetting Subordinated Callable Notes, which is included within the subordinated liabilities balance of £9,170m (December 2020: £7,724m). Debt securities in issue of £26,663m (December 2020: £28,428m) have reduced in the year due to the £2,200m maturity of senior issuances, offset in part by new issuances of €1,250m.
Other equity instruments
Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been no new issuances or redemptions during the period.
Other reserves
As at 30 June 2021, there was a balance of £488m (December 2020: £394m) in other reserves. The increase is due to the repurchase of shares as part of the share buyback.
Management of internal investments, loans and advances
Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as Barclays Execution Services Limited and the US Intermediate Holding Company (IHC).

94

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 52.
Period end allocated tangible equity	Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 96 to 99.
Return on average allocated tangible equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 97 to 99.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 28. Quoted as zero across the current reporting period due to credit impairment net release.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 99.

95

Appendix: Non-IFRS Performance Measures
Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.21	£m	£bn	%
Barclays UK	1,019	9.9	20.6
Corporate and Investment Bank	2,312	28.3	16.3
Consumer, Cards and Payments	386	4.0	19.1
Barclays International	2,698	32.3	16.7
Head Office	95	4.3	n/m
Barclays Group	3,812	46.5	16.4

Half year ended 30.06.20
Barclays UK	52	10.2	1.0
Corporate and Investment Bank	1,514	27.7	11.0
Consumer, Cards and Payments	(517)	4.7	(21.9)
Barclays International	997	32.4	6.2
Head Office	(354)	6.0	n/m
Barclays Group	695	48.6	2.9

96

Appendix: Non-IFRS Performance Measures

	Half year ended 30.06.21
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit	1,019	2,312	386	2,698	95	3,812

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.3	4.6	32.9	8.0	54.4
Average goodwill and intangibles	(3.6)	—	(0.6)	(0.6)	(3.7)	(7.9)
Average tangible shareholders' equity	9.9	28.3	4.0	32.3	4.3	46.5

Return on average tangible shareholders' equity	20.6%	16.3%	19.1%	16.7%	n/m	16.4%

	Half year ended 30.06.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	52	1,514	(517)	997	(354)	695

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.8	27.7	5.4	33.1	9.9	56.8
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.9)	(8.2)
Average tangible shareholders' equity	10.2	27.7	4.7	32.4	6.0	48.6

Return on average tangible shareholders' equity	1.0%	11.0%	(21.9)%	6.2%	n/m	2.9%

Barclays Group
Return on average tangible shareholders' equity	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,108	1,704	220	611	90	605	681	(292)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.4	54.4	55.7	56.4	58.4	55.2	54.5	56.4
Average goodwill and intangibles	(7.9)	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)	(8.0)
Average tangible shareholders' equity	46.5	46.5	47.6	48.3	50.2	47.0	46.4	48.4

Return on average tangible shareholders' equity	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4)%

97

Appendix: Non-IFRS Performance Measures

Barclays UK
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	721	298	160	113	(123)	175	438	(907)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.5	13.5	13.4	13.7	13.9	13.7	13.8	13.9
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)	(3.5)
Average allocated tangible equity	9.9	9.9	9.8	10.1	10.3	10.1	10.3	10.4

Return on average allocated tangible equity	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%	(34.9)%

Barclays International
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,267	1,431	441	782	468	529	397	799

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.0	32.8	31.1	31.2	34.2	31.9	31.9	33.3
Average goodwill and intangibles	(0.6)	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)	(1.1)
Average allocated tangible equity	32.4	32.3	30.5	30.6	33.5	31.2	30.9	32.2

Return on average allocated tangible equity	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%

Corporate and Investment Bank
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,049	1,263	413	627	694	820	193	609

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.4	28.2	26.3	26.4	29.1	26.2	25.9	26.9
Average goodwill and intangibles	—	—	—	—	(0.1)	—	(0.1)	—
Average allocated tangible equity	28.4	28.2	26.3	26.4	29.0	26.2	25.8	26.9

Return on average allocated tangible equity	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%

98

Appendix: Non-IFRS Performance Measures

Consumer, Cards and Payments
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	218	168	28	155	(226)	(291)	204	190

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.6	4.6	4.8	4.8	5.1	5.7	6.0	6.4
Average goodwill and intangibles	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)	(1.1)
Average allocated tangible equity	4.0	4.1	4.2	4.2	4.5	5.0	5.1	5.3

Return on average allocated tangible equity	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%	14.2%

Tangible net asset value per share	As at 30.06.21	As at 31.12.20	As at 30.06.20
	£m	£m	£m
Total equity excluding non-controlling interests	67,052	65,797	68,304
Other equity instruments	(11,167)	(11,172)	(10,871)
Shareholders' equity attributable to ordinary shareholders of the parent	55,885	54,625	57,433
Goodwill and intangibles	(8,196)	(7,948)	(8,163)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,689	46,677	49,270

	m	m	m
Shares in issue	16,998	17,359	17,345

	p	p	p
Net asset value per share	329	315	331
Tangible net asset value per share	281	269	284

99

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	H121	H120	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,019	52	721	298	160	113	(123)	175	438	(907)
Corporate and Investment Bank	2,312	1,514	1,049	1,263	413	627	694	820	193	609
Consumer, Cards and Payments	386	(517)	218	168	28	155	(226)	(291)	204	190
Barclays International	2,698	997	1,267	1,431	441	782	468	529	397	799
Head Office	95	(354)	120	(25)	(381)	(284)	(255)	(99)	(154)	(184)
Barclays Group	3,812	695	2,108	1,704	220	611	90	605	681	(292)

	H121	H120	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	13.5	13.8	13.5	13.5	13.4	13.7	13.9	13.7	13.8	13.9
Corporate and Investment Bank	28.3	27.7	28.4	28.2	26.3	26.4	29.1	26.2	25.9	26.9
Consumer, Cards and Payments	4.6	5.4	4.6	4.6	4.8	4.8	5.1	5.7	6.0	6.4
Barclays International	32.9	33.1	33.0	32.8	31.1	31.2	34.2	31.9	31.9	33.3
Head Office	8.0	9.9	7.9	8.1	11.2	11.5	10.3	9.6	8.8	9.2
Barclays Group	54.4	56.8	54.4	54.4	55.7	56.4	58.4	55.2	54.5	56.4

	H121	H120	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	15.1	0.8	21.4	8.8	4.8	3.3	(3.6)	5.1	12.7	(26.1)
Corporate and Investment Bank	16.3	10.9	14.8	17.9	6.3	9.5	9.5	12.5	3.0	9.1
Consumer, Cards and Payments	16.8	(19.3)	19.0	14.6	2.4	12.9	(17.7)	(20.7)	13.6	11.8
Barclays International	16.4	6.0	15.4	17.4	5.7	10.0	5.5	6.6	5.0	9.6
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	14.0	2.5	15.5	12.5	1.6	4.3	0.6	4.4	5.0	(2.1)

100

Shareholder Information

Results timetable[1]			Date
Ex-dividend date			12 August 2021
Dividend record date			13 August 2021
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form			27 August 2021
Dividend payment date			17 September 2021
Q321 Results Announcement			21 October 2021

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change[3]
Exchange rates[2]	30.06.21	31.12.20	30.06.20	31.12.20	30.06.20
Period end - USD/GBP	1.38	1.37	1.24	1%	11%
6 month average - USD/GBP	1.39	1.31	1.26	6%	10%
3 month average - USD/GBP	1.40	1.32	1.24	6%	13%
Period end - EUR/GBP	1.17	1.12	1.10	4%	6%
6 month average - EUR/GBP	1.15	1.11	1.14	4%	1%
3 month average - EUR/GBP	1.16	1.11	1.13	5%	3%

Share price data
Barclays PLC (p)	171.12	146.68	114.42
Barclays PLC number of shares (m)	16,998	17,359	17,345

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP

1Note that these dates are provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

101

Glossary of Terms
‘Advanced-Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading in US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays

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Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC. The division includes the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC. The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses. Following a transfer from Barclays International in Q2 2020, this also includes Barclays Partner Finance (BPF).
‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allows small and medium-sized businesses to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business Banking’ Business Banking in Barclays UK offers specialist advice, products and services to small and medium enterprises in the UK.
‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage where the intention of the customer is to let the property at origination.

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‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.

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‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer or the OSII buffer as applicable, the Systemic Risk buffer and an institution specific counter-cyclical buffer.
‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Unified Payments (including merchant acquiring and commercial payments) and Private Bank.
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provides loans up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to CCFF) adversely

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impacted by COVID-19, The CBILS scheme provides loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
‘Corporate and Investment Bank (CIB)’ Barclays Corporate and Investment Bank businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provides liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other

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receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.
‘CRR leverage exposure’ Calculated in accordance with Article 429 of the CRR.
‘CRR leverage ratio’ Calculated using the CRR definition of “Tier 1 capital” for the numerator and the CRR definition of “leverage exposure” as the denominator.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ A credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.
‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

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‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (Sec ERBA / IAA)’ Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. SEC-ERBA approach

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can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for- amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products.
'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data

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protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined Systemic Risk Buffers that apply to the bank.
‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office, Barclays Services FTE and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ It comprises eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

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‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced IRB (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB (F-IRB): the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for

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underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, e.g. cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.

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‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit whilst remaining in excess of its combined buffer requirement. CRD IV places restrictions on a bank’s dividend decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report, the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ The Markets in Financial Instruments Directive 2004/39/EC (known as "MiFID I”) as subsequently amended to MiFID II is a European Union law that provides harmonised regulation for investment services across the member states of the European Economic Area.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

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‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘ModelledVaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

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‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.
‘Other systemically important institutions (OSII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

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‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR Article 154.4). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

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‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

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‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR 2).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Slotting’ Slotting is an internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR Article 147.8). A standard set of rules are required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

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‘SRB ALRB’ The Systemic Risk Buffer (SRB) Additional Leverage Ratio Buffer is firm specific requirement set by the PRA using its powers under section 55M of the Financial Services and Markets Act 2000. Barclays is required to hold an amount of CET1 capital that is equal to or greater than its Additional Leverage Ratio Buffer.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
‘Standardised approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardized approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

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‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a result of restricted lending.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

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‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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